ANNUAL REPORT 2023

Developing a sustainable, low cost U.S. titanium supply chain

Iperionx Limited ABN 84 618 935 372

IPERIONX



TABLE OF CONTENTS



CORPORATE DIRECTORY

DIRECTORS:
Mr. Todd Hannigan
Executive Chairman

Mr. Anastasios Arima
CEO & Managing Director

Ms. Lorraine Martin
Independent Non-Executive Director

Mr. Vaughn Taylor
Independent Non-Executive Director

Ms. Melissa Waller
Independent Non-Executive Director

Ms. Beverly Wyse
Independent Non-Executive Director

COMPANY SECRETARY:
Mr. Greg Swan

OFFICES:
Head office:
129 West Trade Street, Suite 1405
Charlotte, NC 28202 United States

Tennessee office:
279 West Main Street Camden, TN
38320 United States

Utah office:
1782 W 2300 S West Valley City, UT
84119 UNITED STATES

Registered office:
Level 9, 28 The Esplanade Perth WA
6000 AUSTRALIA

WEBSITE:
www.iperionx.com

STOCK EXCHANGE LISTINGS:
Nasdaq Capital Market
(NASDAQ: IPX)
Australian Securities Exchange
(ASX: IPX)

SHARE REGISTRY:
Automic Pty Ltd
Tel: 1300 288 664
Int: +61 2 9698 5414

LAWYERS:
United States:
Gibson, Dunn & Crutcher
Johnston, Allison & Hord
Australia:
Thomson Geer

BANKERS:
United States:
The Bank of New York Mellon Corp
PNC Bank
Australia:
National Australia Bank

AUDITOR:
PricewaterhouseCoopers

DIRECTORS' REPORT

The Directors of IperionX Limited present their report on the Consolidated Entity consisting of IperionX Limited ("**Company**" or "**IperionX**") and the entities it controlled at the end of, or during, the year ended June 30, 2023 ("**Consolidated Entity**" or "**Group**").

DIRECTORS

The names and details of the Company's directors in office at any time during the financial year or since the end of the financial year are:

Mr. Todd Hannigan	Executive Chairman
Mr. Anastasios Arima	Chief Executive Officer and Managing Director
Ms. Lorraine M. Martin	Independent Non-Executive Director
Mr. Vaughn Taylor	Independent Non-Executive Director
Ms. Melissa G. Waller	Independent Non-Executive Director
Ms. Beverly M. Wyse	Independent Non-Executive Director

Unless otherwise stated, Directors held their office from July 1, 2022 until the date of this report.

CURRENT DIRECTORS AND OFFICERS

Mr. Todd Hannigan *B.Eng (Hons), MBA*
Executive Chairman

Todd Hannigan has over 25 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. In these lead roles Mr. Hannigan has helped build multiple companies in the private and public markets. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD.

Mr. Hannigan was appointed as Non-Executive Chairman of the Company on February 1, 2021, and as Executive Chairman on May 24, 2021. During the three-year period to the end of the financial period, Mr. Hannigan held directorships in Piedmont Lithium Inc. (March 2021 – April 2022), GCX Metals Limited (May 2014 – June 2022), and GreenX Metals Limited (September 2014 – February 2021).

Mr. Anastasios (Taso) Arima *BCom*
Chief Executive Officer & Managing Director

Anastasios (Taso) Arima has over 15 years of experience in founding and developing critical material companies in North America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company. Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering.

Mr. Arima is a founder of IperionX and was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2021, as Executive Director on December 1, 2020, and as Managing Director and Chief Executive Officer of the Company on March 1, 2021. During the three-year period to the end of the financial period, Mr. Arima held a directorship in Piedmont Lithium Limited (October 2016 – June 2021).

CURRENT DIRECTORS AND OFFICERS (continued)

Ms. Lorraine M. Martin *B.A. (Computational Mathematics), M.Sc (Computer Science)*
Independent Non-Executive Director

Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a nonprofit organization focused on education and mentoring. In 2021, Ms. Martin was appointed to the Board of Directors of IperionX Limited, a developer of sustainable, critical material supply chains. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (RMS) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University.

Ms. Martin was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Martin held a directorship in Kennametal Inc. (July 2018 – present).

Mr. Vaughn Taylor *BBus (Accounting), SAFin*
Independent Non-Executive Director

Vaughn Taylor has been a Non-Executive Director of IperionX since March 2021. Mr. Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Bennett Family. Mr. Taylor was at AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is also currently a board member of international companies including Chairman of Alta, Urban Rest, and Frontier Pets. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA, and is a member of FINSIA and the Australian Institute of Company Directors.

Mr. Taylor was appointed as Non-Executive Director of the Company on March 3, 2021. During the three-year period to the end of the financial period, Mr. Taylor has not held a directorship in any other listed companies.

Ms. Melissa G. Waller *B.A. (Journalism and Mass Communications)*
Independent Non-Executive Director

Melissa G. Waller has over 30 years' experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over US$50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the United States, with assets in excess of US$90 billion. Ms. Waller has served as Chair of the Department's Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor's Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has a bachelor's degree in journalism and mass communications from the University of North Carolina.

Ms. Waller was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial year, Ms. Waller has not held a directorship in any other listed companies.

CURRENT DIRECTORS AND OFFICERS (continued)

Ms. Beverly M. Wyse *B.Sc. (Mechanical Engineering), MBA*
Independent Non-Executive Director

Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington. She's also the Chair of the Board of Trustees of the Franklin W. Olin College of Engineering.

Ms. Wyse was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Wyse held a directorship in Héroux-Devtek Inc. (February 2019 – present) and currently serves as the Lead Director for Héroux-Devtek Inc.

Mr. Gregory Swan *BCom, CA, FCIS, FFin*
Company Secretary

Gregory Swan is a Chartered Accountant with over 15 years' experience in the formation and development of publicly listed natural resources companies. He currently serves as Chief Financial Officer and/or Company Secretary for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of extraction exploration and development companies, including Piedmont Lithium Inc., Mantra Resources Limited and Papillon Resources Limited. Mr. Swan holds a Bachelor of Commerce from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand, a Fellow of the Governance Institute of Australia, and a Fellow of the Financial Services Institute of Australasia.

Mr. Swan was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2020 and as Company Secretary of the Company on December 16, 2020.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year consisted of the exploration and development of its mineral properties in the United States and the research and development of associated metals technologies.

The Group is developing a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.

Our portfolio of assets includes our operational industrial pilot facility ("IPF") in Salt Lake City, Utah; our planned larger-scale titanium production facility in Halifax County, Virginia, including a planned titanium demonstration facility ("TDF") and titanium commercial facility ("TCF-1"); and our Titan critical minerals project ("Titan Project") in Tennessee that has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals.

IperionX has the exclusive option to acquire all of the assets of Blacksand Technology LLC ("Blacksand"), which has developed patents to certain titanium and metal alloy production technologies (the "Technologies"), and holds options for exclusive global licenses over the Technologies, including hydrogen assisted metallothermic reduction ("HAMR"), granulation sintering deoxygenation ("GSD"), low carbon titanium mineral enrichment ("Green Rutile"), hydrogen sintering and phase transformation ("HSPT"), alkaline roast and hydrolysis ("ARH") and other titanium alloying technologies.

OPERATING AND FINANCIAL REVIEW

Our Mission

IperionX aims to be a leading American producer of titanium alloys, titanium products, and critical minerals. Founded in 2020, IperionX is a public company listed on both the ASX and Nasdaq.

We plan to develop domestic critical material supply chains, starting with titanium. We intend to achieve this goal by utilizing the patented Technologies to produce high-performance titanium products. The Technologies have demonstrated the ability to make titanium products from either titanium metal scrap or titanium mineral feedstocks.

In addition to our metals technologies operations, IperionX also holds a 100% interest in the Titan Project, located near Camden, Tennessee. The Titan Project is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.

IperionX aims to eventually establish a domestic mineral-to-metal titanium supply chain via the vertical integration of its technologies and its mineral assets.



Industrial Pilot Facility
R&D and 100% recycled titanium powder production
Salt Lake City, UT

Titanium Demonstration Facility
First commercial titanium powder production facility, targeting 125tpa
Halifax County, VA

Titan Critical Minerals Project
Largest JORC/SK-1300 titanium and rare earth mineral resource in America
Camden, TN



IperionX titanium metal production facilities at the Southern Virginia Technology Park in Halifax County, Virginia.

OPERATING AND FINANCIAL REVIEW (continued)

Introduction

IperionX aims to become a leading sustainable producer of titanium metals alloys and titanium critical minerals.

Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium has strength-to-weight and corrosion resistance properties that are prized by many advanced industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. IperionX is in commercial discussions with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.

IperionX aims to sell titanium alloys and manufactured titanium products directly to these customers. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional titanium plate, bar, rod and wire. We expect to offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.

Since the 1940's, titanium has been mass produced using the "Kroll Process", which is relatively energy and cost-intensive and produces high levels of greenhouse gas emissions. In contrast, IperionX holds an exclusive option to acquire the intellectual property rights to certain patented titanium and metal alloy production technologies (the "Technologies") which are expected to use less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by to the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment announced to the ASX on April 26, 2023).

Today the United States has limited domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production in the U.S., thereby reducing the acute reliance on primary titanium imports from foreign nations and strengthening the domestic titanium supply chain. To achieve our goals, IperionX has two key value drivers:

- Titanium: IperionX intends to scale the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our IPF in Utah, U.S. and plans to construct a larger-scale titanium production facility, in Virginia, U.S.; and

- Critical minerals: IperionX owns the Titan critical minerals project (the "Titan Project") in Tennessee, U.S., which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States. At full production, we anticipate that the Titan Project could produce approximately 100,000 tons per annum of titanium minerals that could potentially be used as a feedstock to produce 100% American-made titanium alloys.

We expect that the Technologies will allow a low life cycle carbon footprint and a more sustainable production of titanium alloys. IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at our IPF in Salt Lake City, Utah.

To meet the growing demand for sustainable and lower cost titanium products, IperionX plans to build a larger titanium production facility in Halifax County, Virginia, with first production expected in 2024. Once commissioned, we intend to scale the capacity of this innovative titanium production facility – in a modular development approach – to the higher production levels on the same site in Virginia.

To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

IPERIONX

OPERATING AND FINANCIAL REVIEW (continued)

Highlights

Highlights during and subsequent to the end of the financial year were as follows:

Production of Titanium Plate for U.S. Army Testing

- In September 2023, IperionX announced that it had executed a Test Services Agreement with the U.S. Army for metal characterization and ballistic testing properties of IperionX's high-strength titanium plate components.

Agreement with Heroux-Devtek for Titanium Recycling

- In September 2023, IperionX announced that it had signed an agreement with Heroux-Devtek to underpin a 100% recycled titanium supply chain using scrap titanium metal from the aerospace industry.

Agreement to Produce Titanium Plate for Lockheed Martin

- In August 2023, IperionX announced that it had agreed to an order with Lockheed Martin for the delivery of titanium plate components produced using IperionX's low-carbon, U.S. manufactured titanium.

Receipt of Key Permits for Titan Project Development

- In August 2023, IperionX announced that the Titan Project had received all key permits for development and operations, had received positive feasibility study metallurgical test work results, and was advancing customer offtake and strategic financing partnerships.

Plans to Build Largest Recycled Titanium Powder Facility

- In April 2023, IperionX announced plans for the world's largest recycled titanium powder facility, with initial production from the first stage 125 tpa TDF, followed by a simple, modular expansion to the 1,125 tpa TCF-1 by the end of 2025.

Agreement to Produce Titanium Components for a leading U.S. auto manufacturer

- In June 2023, IperionX announced that it would supply titanium metal components to a leading U.S. auto manufacturer. IperionX and the leading U.S. auto manufacturer are collaborating to design, test and additively manufacture a series of high-quality titanium components for future production vehicles.

Partnership with Aperam to Create Circular Titanium Supply Chain

- In July 2023, IperionX announced that it would partner with Aperam Recycling, through its American entity ELG Utica Alloys ("ELG"), to create a low-carbon 100% recycled titanium supply chain.

Achievement of first UL Validated 100% Recycled Titanium

- In June 2023, IperionX announced that it has achieved the UL Environmental Claim Validation Procedure 2809 for its 100% recycled, low-carbon titanium metal powder. UL Solutions is a global leader in sustainability standards.

Life Cycle Assessment ("LCA") of Recycled Titanium

- In April 2023, IperionX released its LCA for the production of 100% recycled, low carbon titanium using its patented technologies. The LCA highlights that titanium powder from IperionX's planned TDF has the potential for a life cycle carbon footprint of just 7.8 kg of carbon dioxide equivalents (CO_2e) per kg.

Green Hydrogen Market Assessment

- In April 2023, IperionX released a market study on green hydrogen that highlighted the critical importance of titanium to meet the demands for this high growth market.

IperionX & Canyon Bicycles partnership

- In March 2023, IperionX announced that it would partner with Canyon Bicycles ("Canyon") to develop a more sustainable titanium supply chain for the bicycle industry through the production of bicycle components using IperionX's 100% recycled and low-carbon titanium.

IperionX wins U.S. Air Force titanium recycling challenge

- In January 2023, IperionX announced that it had won the Air Force Research Laboratory ("AFRL") Grand Challenge, hosted by the National Security Innovation Network.

IPERION X

OPERATING AND FINANCIAL REVIEW (continued)

Highlights (continued)

IperionX and Carver Pump to produce titanium parts for the U.S. Navy

- In February 2023, IperionX announced that it has partnered with Carver Pump, a leading American manufacturer of specialized high performance centrifugal pumps since 1938, to produce titanium parts for the U.S. Navy.

IperionX and SLM solutions announce MOU

- In March 2023, IperionX announced a strategic memorandum of understanding ("MOU") with metal 3D printing technology leader SLM Solutions for their proprietary, low carbon, recycled titanium powder.

IperionX and Panerai partner to develop sustainable titanium watches

- In November 2022, IperionX announced that Panerai, a division of Compagnie Financière Richemont SA (SWX:CFR), had placed its first purchase order for 'production series' titanium watch cases to be additively manufactured using IperionX's low carbon, circular titanium.

Titan mineral project technical studies

- During the financial year, IperionX continued to progress exploration and technical studies the Titan Project in West Tennessee, including pre-feasibility development work, feasibility study level metallurgical test work and initial permitting investigations.

IperionX produces the first titanium metal made from Tennessee minerals

- In August 2022, IperionX announced that it had successfully applied the Technologies to produce the first low-carbon spherical titanium, aluminum and vanadium alloy ("Ti-6Al-4V" or "Ti64") powder using titanium minerals from the Titan Project in Tennessee as feedstock.

IperionX successfully develops low carbon titanium enrichment process

- In August 2022, IperionX announced that Blacksand had successfully developed an innovative low carbon titanium mineral enrichment technology that upgrades lower content titanium dioxide ilmenite minerals into a high titanium synthetic rutile product.

IperionX and Oak Ridge National Laboratory technical collaboration

- In July 2022, IperionX announced that it had agreed to collaborate with Oak Ridge National Laboratory to develop low-cost titanium alloys for additive manufacturing (3D printing) using IperionX's titanium metal powders.

Corporate

- In October 2022, IperionX completed a placement of 30 million new fully paid ordinary shares at an issue price of A$0.80 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$24 million (US$16.1 million). The Placement was led by cornerstone investors B. Riley Principal Investments, a wholly owned subsidiary of B. Riley Financial, Inc., and Fidelity International Ltd, a global asset manager.

- In June 2023, IperionX completed a placement of 20 million new fully paid ordinary shares at an issue price of A$1.00 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$20 million (US$13.5 million). The placement was led by IperionX's two largest shareholders, Fidelity Management & Research Company and Fidelity International, confirming their continued support for IperionX. Directors of the Company also participated in the placement by subscribing for a total of 1 million shares.

- During the financial period, IperionX extended its purchase and license option agreements over the Technologies from Blacksand. The Technologies represent the only commercially available 100% fully circular, low-carbon titanium production process. The revised agreement extends the option expiry date until December 31, 2024 and retains the option to acquire the Technologies including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling.

OPERATING AND FINANCIAL REVIEW (continued)

Why Titanium?

Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminum. However, titanium's high production and manufacturing cost has historically been a major factor in hindering its application versus other structural metals such as stainless steel and aluminum.

Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works by reducing titanium from titanium tetrachloride with magnesium in a capital and energy intensive batch process.

After primary titanium is produced with the Kroll Process, it must be melted, alloyed and remelted into ingots. The ingots are then processed in a series of manufacturing steps to produce mill products, including consecutive rolling steps, extruding and forging. Mill products can be machined into parts using subtractive methods where large portions of the titanium metal are machined away into scrap. Some mill products are drawn into wire and used in a gas atomization process to produce spherical titanium powders.

Absent any substantial domestic titanium sponge production capacity, the United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world's titanium sponge production. By 2020, Russia and China's control of global titanium sponge production had increased to approximately 70%.

We plan to re-shore titanium metal production in the United States by vertically integrating the Technologies and the Titan Project to make sustainable, lower cost titanium.



Panerai watch cases 3D printed using IperionX's low carbon, 100% recycled titanium powders.

Re-Shoring U.S. Titanium Metal Production with Production Technologies

IperionX holds exclusive commercialization rights to a range of patented technologies for producing titanium metal powders and products. These Technologies were initially developed by Dr. Z. Zak Fang and his team at the University of Utah, and were further developed at Blacksand Technology, LLC ("Blacksand"), Dr. Fang's research and development entity. At Blacksand, Dr. Fang's team further developed and tested the Technologies at lab scale over a 10-year period, funded in part with approximately $10 million from the U.S. Department of Energy's ("DoE") ARPA-E program as well as industry partners Boeing and Arconic. IperionX is now Blacksand's exclusive commercial partner for scaling the Technologies.

OPERATING AND FINANCIAL REVIEW (continued)

Re-Shoring U.S. Titanium Metal Production with Production Technologies (continued)

Progress has been made with the Technologies over the past decade of development, including improving product chemistries, flowability, and morphology. Additional complimentary technologies have been developed, patented, and proven at pilot-scale, including the ARH process, to produce a low-carbon TiO_2 powder feedstock for the HAMR process, and HSPT, for heat treatment of parts consolidated from titanium powder to directly obtain wrought-like characteristics, without the need for thermo- mechanical processing. These technologies have been demonstrated to convert titanium mineral ore to high-quality titanium products with low CO_2 emissions.

IperionX has demonstrated that the Technologies can produce titanium metal and powder at industrial pilot scale outputs. To meet the growing demand for sustainable and lower cost titanium products, IperionX is developing a larger, commercial-scale Titanium Demonstration Facility ("TDF") in Halifax County, Virginia with first production expected in 2024. Once commissioned, we intend to rapidly scale the capacity of this titanium production facility - in a modular, brownfield development approach – to the higher throughput Titanium Commercial Facility on the same site in Virginia. We expect this plant to use 100% scrap titanium as the key feedstock for titanium metal production.

Re-shoring U.S. Critical Mineral Production Through IperionX's Titan Critical Mineral Project

While IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the TDF, we eventually intend to support expected demand growth with titanium mineral feedstock from our Titan Project in Tennessee. We believe that the Titan Project also has the potential to be a low-cost and globally significant producer of titanium, rare earth and zircon minerals. All of these are minerals required for advanced U.S. industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

The Titan Project covers over 11,000 acres in western Tennessee, and we consider it to be prospective for critical minerals including titanium, rare earth elements, and zircon. The Titan Project's location provides access to a range of strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.

Future development of the Titan Project could provide a source for resource-efficient titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S.-based titanium mineral supply chain. We believe that having vertical integration of the Technologies along with a U.S. supply of critical minerals including titanium offers a potential competitive advantage.

IperionX's Commitment to Sustainability

IperionX believes the global transition towards a green economy and the technologies of the future may drive increased demand for critical minerals and metals, including titanium and rare earth elements. We believe demand may increase for critical minerals and metals required to support advanced technologies.

The Technologies, which employ a novel method of producing titanium, bypass the high-cost, high-carbon Kroll Process and its energy intensive titanium melt processes and forging. By utilizing titanium metal scrap, the Technologies can potentially provide a more sustainable titanium metal supply chain with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment announced to the ASX on April 26, 2023), compared to the current high carbon titanium supply chain.

Our Production Facilities

Our IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX began managing the IPF in January 2022 and we are currently producing angular and spherical titanium metal powders there in approximately 50-kilogram batches. We use scrap titanium metal as feedstock and renewable power to produce our high-quality titanium powder.

At the IPF, we have demonstrated that the Technologies can reduce oxygen content to low levels in titanium metal. This unique deoxygenation process allows us to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder. Superior deoxygenation performance may also unlock a range of advantages over the traditional Kroll Process, including low-temperature processing, high product yields, and more precise final particle size and morphology.

We have completed detailed engineering design for a planned 125 metric tons per annum ("tpa") capacity titanium demonstration facility ("TDF") and a techno-economic assessment for a further planned modular expansion to a 1,125 tpa capacity Titanium Commercial Facility ("TCF-1").

IPERION X

OPERATING AND FINANCIAL REVIEW (continued)

Our Production Facilities (continued)

The designs for the TDF & TCF-1 are based on a scaled-up version of our operational IPF. The TDF and TCF-1 will be located in Halifax County, Virginia. The site hosts an existing 50,000 square foot shell building with sufficient floor space for the planned expansion to 1,125 tpa capacity with the TCF-1. In addition, there is potential scope to increase floor space with an additional 100,000 square foot expansion.

The TDF and TCF-1 plan to manufacture titanium metal powders in a comparable, scaled up design to the operational IPF, which uses a thermomechanical process to manufacture titanium metal powders which can then be deoxygenated with the HAMR process. This combination of the thermomechanical and HAMR processes is called the granulation, sintering & deoxygenation ("GSD") process which is also patented and proprietary to IperionX.

We believe the planned TCF-1, once operational, would be the world's largest recycled titanium metal powder production facility that can potentially use 100% titanium metal scrap as a feedstock. This titanium metal production facility is designed to produce with zero Scope 1 & 2 emissions, and it is expected to have the lowest carbon intensity for commercial titanium metal powder products. The TDF is expected to be operational in 2024, targeting an annualized run-rate of up to 125 tpa.

Our Mineral Properties

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in western Tennessee, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

The Titan Project has ready access to strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor. The Titan Project is also strategically located close to significant manufacturing capacity, including the Chemours facility in New Johnsonville, one of the world's largest producers of titanium dioxide.

The Titan Project's Mineral Resources, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Titan Project Mineral Resources at June 30, 2023					THM assemblage				
Mineral Resource Category	Cut off Grade (THM %)	Material Tonnes (Mt)	THM Grade (%)	THM Tonnes (Mt)	Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)	Staurolite (%)
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

In June 2022, we reported the results of our scoping study for the Titan Project ("Scoping Study" or "Study"), which described the Titan Project's potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These are the critical minerals that are required for advanced U.S. industries including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

The Scoping Study for our Titan Project is based on a mine life of 25 years and includes a mineral deposit with a nearby WCP located approximately at 28 km northwest from the city of Camden. The Titan Project also includes a dry MSP located approximately 2 km southwest of the city of Camden. The distance separating the two plants is approximately 30 km and accessed via public roads and highways.

The products from the Titan Project include ilmenite, rutile, premium zircon, zircon concentrate and rare earth concentrate (mainly in the form of the mineral monazite). Key production values are presented below.

Titan Project Average Annual Production Targets over 25-year mine life:	
Ilmenite	95,500 t/y
Rutile	16,700 t/y
Monazite	4,600 t/y
Zircon - premium	22,400 t/y
Zircon - concentrate	16,000 t/y

OPERATING AND FINANCIAL REVIEW (continued)

Environmental Regulation and Performance

IperionX's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Group during the financial year.

Results of Operations

The Group's net loss after tax for the financial year ended June 30, 2023 was US$17.4 million (2022:US$21.5 million). This loss is largely attributable to:

(a)   exploration and evaluation expense of US$2.8 million (2022: US$6.2 million) which is attributable to the Group's accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest;

(b)   research and development costs of US$5.6 million (2022: US$1.1 million) which is attributable to the Group's accounting policy of expensing research and development, or R&D, expenses incurred by the Group in connection with the R&D of the Group's titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and planned TDF in Virginia; and

(c)   non-cash share-based payment expense of US$2.6 million (2022: US$8.3 million) which is attributable to expensing the value of unlisted options and performance rights granted to key employees, consultants and advisors, as required under AASB 2. The value is measured at grant date and recognised over the vesting period of the incentive securities.

Loss Per Share

The basic and diluted loss per share for the year ended June 30, 2023 was US$0.11 per share (2022: US$0.16 per share).

Dividends

No dividends were paid or declared since the start of the financial year (2022: nil). No recommendation for payment of dividends has been made.

Financial Position

At June 30, 2023, the Group had cash reserves of US$11.9 million (2022: US$5.7 million) and net assets of US$20.7 million (2022: US$7.4 million).

The ongoing operation of the Group remains dependent upon the Group raising additional funding through equity, debt or other means. The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. However, there is a material uncertainty that may cast significant doubt about the Group's ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 1(a) for further details.

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value by scaling a lower cost and low-carbon titanium metals business in the U.S. and, in time, globally.

To date, the Group has commenced industrial pilot scale production of titanium metal using 100% recycled titanium feedstocks but have not yet begun commercial production of titanium metal or titanium minerals, nor have we reported any Ore Reserves.

To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:

• develop our first commercial scale titanium production facility in Virginia, United States;

• vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain;

• continue to research, scale-up and commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive;

OPERATING AND FINANCIAL REVIEW (continued)

Business Strategies and Prospects for Future Financial Years (continued)

- complete techno-economic evaluations, including working with current and potential customers to provide titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies;

- continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements;

- continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to rare earth elements;

- continue to expand IperionX's critical mineral land position in the United States, explore for additional critical minerals and secure relevant permit and zoning approvals; and

- complete a Pre-Feasibility and/or Feasibility Study on the Project to assess the economic potential of the Project and define an initial Ore Reserve.

All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group's future prospects, and how the Group manages these risks, include:

- **The Group's metal technologies may never be commercialized** – The commercialization of new technologies involves a high degree of risk. Our metal technologies have shown the potential to be capable of titanium production at the pilot-scale level, but we have not yet reproduced this process at commercial-scale. Failure to do so may result in material adverse impacts to, or failure to achieve, our growth projections. Further, we do not currently own the metal technologies, which we currently have access to through an exclusive licensing agreement with Blacksand. Separately, the Company and Blacksand have entered into an option agreement whereby the Company has an exclusive option to purchase 100% of the ownership interests of Blacksand. If we fail to comply with the terms of these agreements, are unable to pay the exercise price of the Blacksand option, or otherwise decide not to exercise the option pursuant to the Blacksand option, we may lose access to the technologies, which would adversely affect our business, prospects, financial condition and operating results;

- **The Group's exploration properties may never be brought into production** – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company's mineral properties or that the properties will be successfully brought into production;

- **The Group's activities will require further capital** – The exploration of the Company's mineral properties, operation of the Company's pilot scale titanium facilities, and any future development of the Company's mineral properties and/or titanium production facilities will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, pilot operations, and any development of the Company's mineral properties or titanium facilities or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

- **The Group may be adversely affected by fluctuations in commodity prices** – The price of titanium metal and other critical minerals, including titanium feedstocks, rare earth elements, silica sand and zircon fluctuate widely and are affected by numerous factors beyond the control of the Group. Future production, if any, from the Group's titanium metal facilities or mineral properties will be dependent upon commodity prices being adequate to make these facilities or properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group's operations change, this policy will be reviewed periodically going forward; and

- **The Group may be adversely affected by competition** – The Group competes with other domestic and international companies in the titanium technology and critical minerals industries, some of whom have larger financial and operating resources. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially impacted by increased competition. In addition, the Group is continuing to secure additional surface and mineral rights, however there can be no guarantee that the Group will secure additional surface and mineral rights, which could impact on the results of the Group's operations.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

(a)   On December 8, 2022, the Company announced that it had extended its purchase and license option agreements over the Technologies from Blacksand. The Technologies represent the only commercially available 100% fully circular, low-carbon titanium production process. The revised agreement extends the option expiry date until December 31, 2024 and retains the option to acquire the Technologies including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling;

(b)   On October 27, 2022, the Company completed a placement of 30 million new fully paid ordinary shares at an issue price of A$0.80 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$24 million (US$16.1 million). The Placement was led by cornerstone investors B. Riley Principal Investments, a wholly owned subsidiary of B. Riley Financial, Inc., and Fidelity International Ltd, a global asset manager; and

(c)   On June 26, 2023, the Company completed a placement of 20 million new fully paid ordinary shares at an issue price of A$1.00 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$20 million (US$13.5 million). The placement was led by the Company's two largest shareholders, Fidelity Management & Research Company and Fidelity International, confirming their continued support for IperionX. Directors of the Company also participated in the placement by subscribing for a total of 1 million shares.

There were no significant changes in the state of affairs of the Group during the year ended June 30, 2023 not otherwise disclosed.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

As at the date of this report there are no matters or circumstances which have arisen since June 30, 2023 that have significantly affected or may significantly affect:

•   the operations, in financial years subsequent to June 30, 2023, of the Group;

•   the results of those operations, in financial years subsequent to June 30, 2023, of the Group; or

•   the state of affairs, in financial years subsequent to June 30, 2023, of the Group.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$57,522 was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

The Company has agreed to indemnify their auditors, PricewaterhouseCoopers, to the extent permitted by law, against any claim by a third party arising from the Company's breach of their agreement. The indemnity stipulates that the Company will meet the full amount of any such liabilities including a reasonable amount of legal costs.

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Ordinary Shares [1]	Performance Shares [2]	Unlisted Options [3]	Performance Rights [4]	Restricted Stock Units [5]
Todd Hannigan	14,479,717	2,520,000	2,660,000	3,500,000	-
Anastasios Arima	3,461,446	4,500,000	2,625,000	6,000,000	-
Lorraine Martin	366,667	-	306,093	-	239,426
Vaughn Taylor	376,829	-	106,093	450,000	106,093
Melissa Waller	66,667	-	306,093	-	239,426
Beverly Wyse	66,667	-	306,093	-	239,426

Notes:
[1]   'Ordinary Shares' means fully paid ordinary shares in the capital of the Company.
[2]   'Performance Shares' means an unlisted performance share that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition.
[3]   'Unlisted Options' means an unlisted option to subscribe for one Ordinary Share in the capital of the Company.
[4]   'Performance Rights' means an unlisted performance right that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition.
[5]   'Restricted Stock Units' means an unlisted restricted stock unit that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant service vesting condition.

IPERIONX

CONVERTIBLE SECURITIES

At the date of this report the following Unlisted Options, Restricted Stock Units, Performance Shares, and Performance Rights have been issued over unissued Ordinary Shares of the Company:

- 2,550,000 Unlisted Options exercisable at A$0.20 each on or before December 31, 2023;

- 3,975,000 Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;

- 4,000,000 Class A Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;

- 4,000,000 Class B Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;

- 4,612,000 Unlisted Options exercisable at A$0.25 each on or before December 31, 2023;

- 975,000 Unlisted Options exercisable at A$0.45 each on or before December 31, 2023;

- 875,000 Unlisted Options exercisable at A$0.55 each on or before December 31, 2023;

- 424,372 Unlisted Options exercisable at A$0.87 each on or before December 5, 2026;

- 1,000,000 Unlisted Options exercisable at A$1.10 each on or before September 14, 2025;

- 600,000 Unlisted Options exercisable at A$1.33 each on or before September 9, 2025;

- 399,999 RSUs that vest upon achieving various service-based conditions, expiring September 9, 2025;

- 424,372 RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026;

- 19,800,000 Class A Performance Shares that vest upon achieving the Pre-Feasibility Study Milestone on or before September 17, 2024, expiring 1 December 2024;

- 19,800,000 Class B Performance Shares that vest upon achieving the First Production Milestone on or before September 17, 2025, expiring 1 December 2025;

- 6,101,665 Performance Rights that vest upon achieving a 30-day VWAP of A$2.00 per share (175,000 expiring April 23, 2024, 25,000 expiring December 22, 2024, 150,000 expiring March 1, 2026, 5,701,665 expiring April 23, 2026, and 50,000 expiring December 22, 2026);

- 7,661,667 Performance Rights that vest upon achieving a 30-day VWAP of A$3.00 per share (275,000 expiring April 23, 2024, 25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,111,667 expiring April 23, 2026, and 100,000 expiring December 22, 2026);

- 12,746,668 Performance Rights that vest upon achieving a 30-day VWAP of A$4.00 per share (125,000 Performance Rights expiring April 23, 2024, 1,000,000 Performance Rights expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,246,668 expiring April 23, 2026, and 175,000 expiring December 22, 2026); and

- 2,236,000 Performance Rights that vest upon achieving various (non-market based) performance conditions (1,000,000 expiring April 6, 2025, 261,000 expiring December 22, 2025, 55,000 expiring December 31, 2025, 200,000 expiring April 23, 2026, 265,000 expiring December 22, 2026, 55,000 expiring December 31, 2026, and 400,000 expiring January 31, 2027).

During the year ended June 30, 2023 and up to the date of this report, 3,742,859 ordinary shares have been issued as a result of the exercise of Unlisted Options, Restricted Stock Units, and Performance Rights.

REMUNERATION REPORT

This Remuneration Report, which forms part of the Directors' Report, sets out information about the remuneration of Key Management Personnel ("**KMP**") of the Group. The Remuneration Report has been audited as required by section 308 (3C) of the *Corporations Act 2001.*

Details of Key Management Personnel

The KMP of the Group during or since the end of the financial year were as follows:

Directors
Mr. Todd Hannigan	Executive Chairman
Mr. Anastasios Arima	Chief Executive Officer and Managing Director
Ms. Lorraine M. Martin	Independent Non-Executive Director
Mr. Vaughn Taylor	Independent Non-Executive Director
Ms. Melissa G. Waller	Independent Non-Executive Director
Ms. Beverly M. Wyse	Independent Non-Executive Director

Other KMP
Mr. Toby Symonds	President and Chief Strategy Officer
Mr. Scott Sparks	Chief Operating Officer *(appointed effective September 1, 2022)*
Mr. Dominic Allen	Chief Commercial Officer
Ms. Jeanne McMullin	Chief Legal Officer
Mr. Gregory Swan	Chief Financial Officer and Company Secretary
Ms. Marcela Castro	Chief Accounting Officer *(appointed effective September 12, 2023)*
Mr. Lamont Leatherman	Chief Geologist *(ceased to be KMP effective November 30, 2022)*

Unless otherwise disclosed, the KMP held their position from July 1, 2022 until the date of this report.

Remuneration Policy

The Group's remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group's current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP: (a) the Group is currently focused on undertaking exploration and evaluation of its minerals assets and research and development of its associated metals technologies; (b) risks associated with small cap minerals and technologies companies whilst in the exploration and evaluation and research and development phases; and (c) other than profit which may be generated from asset sales, the Group does not expect to be undertaking profitable operations until sometime after the commencement of commercial production from its minerals assets or metals technologies.

The objective of the Group's remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive's remuneration is 'at risk'. Long-term incentives are based on Company milestones linked to long term value drivers.

Executive Remuneration

The Group's remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives' objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

REMUNERATION REPORT (continued)

Executive Remuneration (continued)

Performance Based Remuneration – Short Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various key performance indicators ("KPI's"), as set by the Board. Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPI's will include measures such as successful completion of the acquisition of new projects, exploration and technical activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.

During the 2023 financial year, bonuses of US$522,000 (2022: US$492,580) were paid to executive KMP after achievement of KPIs set by the Board. For the 2023 year, the KPI areas of focus included: (a) completion of successful exploration and technical activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2023 year, the CEO's KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration and technical activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.

Performance Based Remuneration – Long Term Incentive

The Group has a long-term incentive plan ("LTIP") comprising the "IperionX Limited Employee Equity Incentive Plan" (the "Plan") to reward executive KMP and other key employees and contractors for long-term performance. The Plan provides for the issuance of unlisted options ("Unlisted Options") and unlisted performance rights ("Performance Rights") to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.

To achieve its corporate objectives, the Group needs to attract, incentivise, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Group's employment and engagement strategy, and enables the Group to:

- recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group's business objectives;
- link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group;
- align the financial interest of participants of the Plan with those of Shareholders; and
- provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

(i)   Performance Rights

The Plan provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During the financial year, 400,000 Performance Rights were granted to executive KMP. No Performance Rights held by executive KMP vested and converted into ordinary shares during the financial year. No Performance Rights held by executive KMP lapsed during the financial year.

(ii)   Unlisted Options

The Plan provides for the issuance of Unlisted Options to eligible participants. The Board's policy is to grant Unlisted Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Unlisted Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP, as given the speculative nature of the Group's activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related. The Group prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.

REMUNERATION REPORT (continued)

Executive Remuneration (continued)

Performance Based Remuneration – Long Term Incentive (continued)

(ii)   Unlisted Options (continued)

During the financial year, no Unlisted Options were granted to executive KMP. No Unlisted Options were exercised by executive KMP during the financial year. No Unlisted Options held by executive KMP lapsed during the financial year.

Non-Executive Director Remuneration

The Board's policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Unlisted Options, Restricted Stock Units ("RSUs"), and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director's fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors' interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive grants of restricted stock options, unlisted options or performance rights in order to secure their services. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package.

Fees for the Executive Chairman are presently US$210,000 per annum (2022: US$170,000). Fees for Non-Executive Directors are presently US$50,000 per annum (2022: US$30,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

Subject to shareholder approval, on an annual basis, the Company will grant each Non-Executive Director such number of RSUs calculated by dividing US$90,000 by the volume weighted average price ("VWAP") of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM of shareholders.

During fiscal 2023, 424,372 Unlisted Options and 424,372 RSUs were granted to Non-Executive Directors. 200,001 RSUs held by Non-Executive Directors vested and converted into Ordinary Shares during fiscal 2023. No Unlisted Options were exercised by Non-Executive Directors during fiscal 2023. No Unlisted Options or RSUs held by Non-Executive Directors lapsed during fiscal 2023.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Group's exploration and R&D phases of its business, the Board anticipates that the Group will retain earnings (if any) and other cash resources for the exploration and evaluation of its mineral properties and the research and development of its associated metals technologies. Accordingly, the Group does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board's policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Group during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Group traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI's that are not based on share price or earnings, such as the successful acquisition of new projects, exploration and technical activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Unlisted Options which generally will be of greater value to KMP if the value of the Group's shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Group is currently undertaking exploration and R&D activities and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

REMUNERATION REPORT (continued)

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of the Group for the year ended June 30, 2023 are as follows:

| 2023 | Short-term benefits | | | Post-employ-ment benefits US$ | Terminat-ion benefits US$ | Share-based payments US$ | Total US$ | Perform-ance related % |
	Salary & fees US$	Cash bonus US$	Other US$					
Directors								
Todd Hannigan	190,000	100,000	-	24,938	-	408,520	723,458	70%
Anastasios Arima	240,000	100,000	11,659	-	-	-	351,659	28%
Lorraine Martin	60,000	-	-	-	-	102,936	162,936	63%
Vaughn Taylor	70,000	-	-	7,350	-	15,720	93,070	17%
Melissa Waller	65,000	-	-	-	-	102,936	167,936	61%
Beverly Wyse	70,000	-	-	-	-	102,936	172,936	60%
Other KMP								
Toby Symonds	230,000	100,000	32,936	2,300	-	799,060	1,164,296	77%
Scott Sparks [1]	132,500	50,000	13,697	5,300	-	20,958	222,455	32%
Dominic Allen	195,036	72,000	34,048	1,215	-	-	302,299	24%
Jeanne McMullin	185,000	100,000	32,936	6,400	-	97,316	421,652	47%
Gregory Swan [2]	-	-	-	-	-	-	-	0%
Lamont Leatherman [3]	25,000	-	-	-	-	-	25,000	0%
Total	1,462,536	522,000	125,276	47,503	-	1,650,382	3,807,697	

Notes:
[1] Mr. Sparks was appointed effective September 1, 2022.
[2] Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group Pty Ltd ("Apollo"). During the year, Apollo was paid or is payable A$318,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.
[3] Mr. Leatherman ceased to be a KMP effective November 30, 2022.

| 2022[1] | Short-term benefits | | | Post-employ-ment benefits US$ | Terminat-ion benefits US$ | Share-based payments US$ | Total US$ | Perform-ance related % |
	Salary & fees US$	Cash bonus US$	Other US$					
Directors								
Todd Hannigan	149,205	-	-	14,921	-	1,021,348	1,185,474	86%
Anastasios Arima	180,054	150,000	14,366	-	-	2,161,889	2,506,309	86%
Lorraine Martin [1]	37,724	-	-	-	-	74,532	112,256	66%
Vaughn Taylor	49,531	-	-	4,518	-	143,095	197,144	73%
Melissa Waller [2]	41,057	-	-	-	-	74,532	115,589	64%
Beverly Wyse [3]	45,130	-	-	-	-	74,532	119,662	62%
Other KMP								
Toby Symonds [4]	141,781	270,000	28,432	2,275	-	885,337	1,327,825	67%
Dominic Allen	118,451	72,580	-	-	-	1,514,356	1,705,387	89%
Lamont Leatherman	60,000	-	-	-	-	-	60,000	0%
Jeanne McMullin [5]	126,266	-	18,698	3,400	-	58,815	207,179	28%
Gregory Swan [6]	-	-	-	-	-	1,137,685	1,137,685	100%
Total	949,199	492,580	61,496	25,114	-	7,146,121	8,674,510	

Notes:
[1] Ms. Martin was appointed effective September 13, 2021.
[2] Ms. Waller was appointed effective September 13, 2021.
[3] Ms. Wyse was appointed effective September 13, 2021.
[4] Mr. Symonds was appointed effective September 1, 2021.
[5] Ms. McMullin was appointed effective December 6, 2021.
[6] Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group Pty Ltd ("Apollo"). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Loans with Key Management Personnel

No loans were provided to or received from KMP during the year ended June 30, 2023 (2022: Nil).

Other Transactions with Key Management Personnel

Performance Industries, Inc., a company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$145,055 during the 2023 financial year for the provision engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm's length basis.

IPERIONX

REMUNERATION REPORT (continued)

Options, Rights and RSU's Granted to Key Management Personnel

Details of Unlisted Options, Performance Rights and Restricted Stock Units granted, exercised or lapsed for each KMP of the Group during the 2023 financial year are as follows:

2023	No. of options, rights and RSU's granted during year #	No. of options, rights and RSU's vested during year #	No. of options, rights and RSU's lapsed during year #	Value of options, rights and RSU's granted during year [1] US$	Value of options, rights and RSU's exercised during year [2] US$	Value of options, rights and RSU's included in remuneration for year US$
Directors						
Todd Hannigan	-	-	-	-	-	408,520
Anastasios Arima	-	-	-	-	-	-
Lorraine Martin	212,186	-	-	85,437	41,880	102,936
Vaughn Taylor	212,186	-	-	85,437	-	15,720
Melissa Waller	212,186	-	-	85,437	41,880	102,936
Beverly Wyse	212,186	-	-	85,437	41,880	102,936
Other KMP						
Toby Symonds	-	-	-	-	-	-
Scott Sparks [3]	400,000			102,651	-	20,958
Dominic Allen	-	-	-	-	-	-
Jeanne McMullin	-	-	-	-	-	-
Gregory Swan	-	-	-	-	-	-
Lamont Leatherman [4]	-	-	-	-	-	-
Total	**1,248,744**	**-**	**-**	**444,399**	**125,640**	**754,006**

Notes:
[1] Determined at the time of grant per AASB 2, using an exchange rate of US$0.6683=A$1, being the average exchange rate for 2023.
[2] Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.6683=A$1, being the average exchange rate for 2023.
[3] Mr. Sparks was appointed effective September 1, 2022.
[4] Mr. Leatherman ceased to be a KMP effective November 30, 2022.

Details of Unlisted Options, Performance Rights and Restricted Stock Units granted by the Company to each KMP of the Group during the financial year are as follows:

2023	Security class	Grant date	Expiry date	Service vesting date	Exercise price A$	Vesting hurdle (30-day VWAP)	Grant date fair value[1] A$	Number granted
Lorraine Martin	Options	25-Nov-22	5-Dec-26	5-Dec-23	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-24	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-25	A$0.87	-	$0.424	35,365
	RSUs	25-Nov-22	5-Dec-26	5-Dec-23	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-24	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-25	-	-	$0.740	35,365
Vaughn Taylor	Options	25-Nov-22	5-Dec-26	5-Dec-23	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-24	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-25	A$0.87	-	$0.424	35,365
	RSUs	25-Nov-22	5-Dec-26	5-Dec-23	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-24	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-25	-	-	$0.740	35,365
Melissa Waller	Options	25-Nov-22	5-Dec-26	5-Dec-23	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-24	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-25	A$0.87	-	$0.424	35,365
	RSUs	25-Nov-22	5-Dec-26	5-Dec-23	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-24	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-25	-	-	$0.740	35,365
Beverly Wyse	Options	25-Nov-22	5-Dec-26	5-Dec-23	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-24	A$0.87	-	$0.424	35,364
	Options	25-Nov-22	5-Dec-26	5-Dec-25	A$0.87	-	$0.424	35,365
	RSUs	25-Nov-22	5-Dec-26	5-Dec-23	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-24	-	-	$0.740	35,364
	RSUs	25-Nov-22	5-Dec-26	5-Dec-25	-	-	$0.740	35,365
Scott Sparks	Rights	8-Aug-22	23-Apr-26	23-Apr-26	-	A$3.00	$0.354	200,000
	Rights	8-Aug-22	23-Apr-26	23-Apr-26	-	A$4.00	$0.293	200,000

Notes:
[1] For details on the valuation of Unlisted Options and Performance Rights, including models and assumptions used, please refer to Note 18 of the financial statements.

REMUNERATION REPORT (continued)

Option, Right, and RSU holdings of Key Management Personnel

2023	Held at July 1, 2022	Granted as remuneration	Exercise of options and rights	Net change other	Held at June 30, 2023	Vested and exercisable at June 30, 2023
Directors						
Todd Hannigan	6,160,000	-	-	-	6,160,000	2,100,000
Anastasios Arima	8,625,000	-	-	-	8,625,000	1,625,000
Lorraine Martin	400,000	212,186	(66,667)	-	545,519	-
Vaughn Taylor	450,000	212,186	-	-	662,186	-
Melissa Waller	400,000	212,186	(66,667)	-	545,519	-
Beverly Wyse	400,000	212,186	(66,667)	-	545,519	-
Other KMP						
Toby Symonds	5,000,000	-	-	-	5,000,000	-
Scott Sparks	520,000[1]	400,000	-	-	920,000	-
Dominic Allen	5,730,000	-	-	-	5,730,000	1,050,000
Jeanne McMullin	1,000,000	-	-	-	1,000,000	-
Gregory Swan	4,275,000	-	-	-	4,275,000	875,000
Lamont Leatherman	1,730,000	-	-	-	1,730,000[2]	1,050,000[2]
Total	**34,690,000**	**1,248,744**	**(200,001)**	**-**	**35,418,743**	**6,700,000**

Notes:
[1] As at date of appointment.
[2] As at date of ceasing to be KMP.

Shareholdings of Key Management Personnel

2023	Held at July 1, 2022		Granted as remuneration		Exercise of options and rights		Net change other		Held at June 30, 2023	
	Ord [3]	Perf [4]	Ord [3]	Perf [4]	Ord [3]	Perf [4]	Ord [3]	Perf [4]	Ord [3]	Perf [4]
Directors										
Todd Hannigan	10,412,842	2,520,000	-	-	-	-	4,066,875	-	14,479,717	2,520,000
Anastasios Arima	3,411,446	4,500,000	-	-	-	-	50,000	-	3,461,446	4,500,000
Lorraine Martin	-	-	-	-	66,667	-	300,000	-	366,667	-
Vaughn Taylor	376,829	-	-	-	-	-	-	-	376,829	-
Melissa Waller	-	-	-	-	66,667	-	-	-	66,667	-
Beverly Wyse	-	-	-	-	66,667	-	-	-	66,667	-
Other KMP										
Toby Symonds	-	-	-	-	-	-	-	-	-	-
Scott Sparks	1,060,000[1]	1,440,000[1]	-	-	-	-	-	-	1,060,000	1,440,000
Dominic Allen	2,302,500	3,060,000	-	-	-	-	-	-	2,302,500	3,060,000
Jeanne McMullin	-	-	-	-	-	-	-	-	-	-
Gregory Swan	1,375,000	1,800,000	-	-	-	-	-	-	1,375,000	1,800,000
Lamont Leatherman	2,252,500	3,060,000	-	-	-	-	-	-	2,252,500[2]	3,060,000[2]
Total	**21,191,117**	**16,380,000**	**-**	**-**	**200,001**	**-**	**4,416,875**	**-**	**25,807,993**	**16,380,000**

Notes:
[1] As at date of appointment.
[2] As at date of ceasing to be KMP.
[3] 'Ord' means Ordinary Shares.
[4] 'Perf' means Performance Shares.

REMUNERATION REPORT (continued)

Remuneration Advisors

The Remuneration and Nomination Committee approved the engagement of Compensation Advisory Partners LLC ("CAP") during the year to provide remuneration recommendations regarding the remuneration mix and quantum for KMP following the Company's listing on Nasdaq. CAP provided some remuneration recommendations to the Remuneration and Nomination Committee during the year as an input into decision making only. The Remuneration and Nomination Committee considered the recommendations, along with other factors, in making its remuneration decisions. The fees paid or payable to CAP during the year were US$29,170. Both the Remuneration and Nomination Committee and CAP are satisfied the advice received from CAP is free from undue influence from the KMP to whom the remuneration recommendations apply.

Employment Contracts with Key Management Personnel

Mr. Arima, Chief Executive Officer and Managing Director, has an employment agreement with the Group which may be terminated upon six months' advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of US$300,000 per annum and a discretionary annual bonus of up to US$180,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Symonds, President and Chief Strategy Officer, has an employment agreement with the Group which may be terminated upon six months' advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of US$290,000 per annum and a discretionary annual bonus of up to US$174,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$105,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Allen, Chief Commercial Officer, has an employment agreement with the Group which may be terminated upon three months' advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of US$165,000 per annum and a discretionary annual bonus of up to US$82,500 to be paid upon the successful completion of KPIs as determined by the Board.

Ms. McMullin, Chief Legal Officer, has an employment agreement with the Group which may be terminated upon six months' advance written notice, unless mutually agreed upon with the Company. Ms. McMullin receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Sparks, Chief Operating Officer, has an employment agreement with the Group which may be terminated upon six months' advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of US$165,000 per annum and a discretionary annual bonus of up to US$82,500 to be paid upon the successful completion of KPIs as determined by the Board.

Ms. Castro, Chief Accounting Officer, has an employment agreement with the Group which may be terminated upon four weeks' advance written notice, unless mutually agreed upon with the Company. From her commencement date, Ms. Castro receives a fixed remuneration component of US$250,000 per annum, a discretionary annual bonus of up to US$125,000 to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

All Non-Executive Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

End of Remuneration Report.

DIRECTORS' MEETINGS

The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings		Remuneration and Nomination Committee Meetings		ESG Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Anastasios Arima	4	4	-	-	-	-	4	4
Todd Hannigan	4	4	-	-	-	-	-	-
Lorraine Martin	4	4	3	3	-	-	4	4
Vaughn Taylor	4	4	3	3	2	2	-	-
Melissa Waller	4	4	-	-	2	2	4	4
Beverly Wyse	4	4	3	3	2	2	4	4

NON-AUDIT SERVICES

There were no non-audit services provided by the Company's auditor, PricewaterhouseCoopers ("PwC"), or by another person or firm on the auditor's behalf, during the financial year.

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended June 30, 2023 has been received and can be found on page 23 of the Annual Report.

Signed in accordance with a resolution of the directors.

ANASTASIOS ARIMA
CEO and Managing Director

September 18, 2023



Auditor's Independence Declaration

As lead auditor for the audit of IperionX Limited for the year ended 30 June 2023, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

Craig Heatley
Partner
PricewaterhouseCoopers

Perth
18 September 2023

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED JUNE 30, 2023

	Notes	2023 US$	2022 US$
Continuing operations			
Exploration and evaluation expenses		**(2,826,397)**	(6,189,159)
Research and development costs		**(5,600,653)**	(1,079,109)
Corporate and administrative expenses		**(3,990,672)**	(3,056,249)
Business development expenses		**(2,654,420)**	(3,205,162)
Share-based payment expenses	18(a)	**(2,589,413)**	(8,340,328)
Finance income	2	**494,469**	401,045
Finance costs	2	**(88,138)**	(52,275)
Other income and expenses	2	**(189,530)**	-
Loss before income tax		**(17,444,754)**	(21,521,237)
Income tax expense	3	**-**	-
Loss for the year		**(17,444,754)**	(21,521,237)
Loss attributable to shareholders of IperionX Limited		**(17,444,754)**	(21,521,237)
Other comprehensive income/(loss)			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation into presentation currency		**(411,913)**	(593,912)
Other comprehensive loss for the year, net of tax		**(411,913)**	(593,912)
Total comprehensive loss for the year		**(17,856,667)**	(22,115,149)
Total comprehensive loss attributable to shareholders of IperionX Limited		**(17,856,667)**	(22,115,149)
Basic loss per share (US$ per share)	15	**(0.11)**	(0.16)
Diluted loss per share (US$ per share)	15	**(0.11)**	(0.16)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT JUNE 30, 2023

	Notes	2023 US$	2022 US$
ASSETS			
Current Assets			
Cash and cash equivalents	5	**11,937,941**	5,672,551
Trade and other receivables		**228,395**	22,540
Prepayments	6	**588,395**	144,183
Total Current Assets		**12,754,731**	5,839,274
Non-Current Assets			
Exploration and evaluation assets	7	**3,059,021**	2,431,229
Property, plant and equipment	8	**3,989,783**	1,387,986
Prepayments	6	**3,000,000**	-
Other financial assets		**-**	250,000
Total Non-Current Assets		**10,048,804**	4,069,215
TOTAL ASSETS		**22,803,535**	9,908,489
LIABILITIES			
Current Liabilities			
Trade and other payables	9	**1,180,984**	1,899,348
Loans and borrowings	10	**382,626**	134,247
Provisions		**84,009**	46,392
Total Current Liabilities		**1,647,619**	2,079,987
Non-Current Liabilities			
Loans and borrowings	10	**592,688**	408,783
Total Non-Current Liabilities		**592,688**	408,783
TOTAL LIABILITIES		**2,240,307**	2,488,770
NET ASSETS		**20,563,228**	7,419,719
EQUITY			
Contributed equity	12	**58,764,248**	29,782,268
Reserves	13	**13,995,808**	12,389,525
Accumulated losses	14	**(52,196,828)**	(34,752,074)
TOTAL EQUITY		**20,563,228**	7,419,719

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
YEAR ENDED JUNE 30, 2023

	Contributed Equity US$	Share-Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$
Balance at July 1, 2022	**29,782,268**	**12,985,856**	**(596,331)**	**(34,752,074)**	**7,419,719**
Net loss for the year	-	-	-	(17,444,754)	(17,444,754)
Exchange differences arising on translation into presentation currency	-	-	(411,913)	-	(411,913)
Total comprehensive loss for the year	**-**	**-**	**(411,913)**	**(17,444,754)**	**(17,856,667)**
Issue of shares – share placement	29,637,300	-	-	-	29,637,300
Issue of shares – exercise of options	477,156	(192,511)	-	-	284,645
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Issue of shares - conversion of rights	216,007	(216,007)	-	-	-
Issue of shares to consultant	350,000	(350,000)	-	-	-
Share issue costs	(1,865,970)	354,788	-	-	(1,511,182)
Share-based payment expense	-	2,589,413	-	-	2,589,413
Balance at June 30, 2023	**58,764,248**	**15,004,052**	**(1,008,244)**	**(52,196,828)**	**20,563,228**
Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the year	-	-	-	(21,521,237)	(21,521,237)
Exchange differences arising on translation into presentation currency	-	-	(593,912)	-	(593,912)
Total comprehensive loss for the year	**-**	**-**	**(593,912)**	**(21,521,237)**	**(22,115,149)**
Issue of shares – share placement	17,604,000	-	-	-	17,604,000
Issue of shares – exercise of options	2,353,704	(92,479)	-	-	2,261,225
Share issue costs	(430,805)	-	-	-	(430,805)
Share-based payment expense	-	8,340,328	-	-	8,340,328
Balance at June 30, 2022	**29,782,268**	**12,985,856**	**(596,331)**	**(34,752,074)**	**7,419,719**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2023

	Notes	2023 US$	2022 US$
Operating activities			
Payments to suppliers and employees		**(15,954,550)**	(12,112,577)
Interest paid		**(49,488)**	(45,541)
Interest received		**139,644**	24,041
Net cash flows used in operating activities	5	**(15,864,394)**	(12,134,077)
Investing activities			
Purchase of exploration and evaluation assets	7	**(627,792)**	(1,926,479)
Purchase of property, plant and equipment	8	**(2,077,794)**	(889,988)
Blacksand option prepayments	6	**(3,000,000)**	-
Purchase of financial assets		**-**	(250,000)
Net cash flows used in investing activities		**(5,705,586)**	(3,066,467)
Financing activities			
Proceeds from issue of shares		**29,921,945**	19,865,225
Share issue costs		**(1,511,182)**	(430,805)
Proceeds from borrowings		**-**	38,682
Repayment of borrowings		**(5,594)**	(2,225)
Payment of principal portion of lease liabilities		**(512,660)**	(78,778)
Net cash flows from financing activities		**27,892,509**	19,392,099
Net increase in cash and cash equivalents		**6,322,529**	4,191,555
Net foreign exchange differences		**(57,139)**	(216,908)
Cash and cash equivalents at beginning of the year		**5,672,551**	1,697,904
Cash and cash equivalents at the end of the year	5	**11,937,941**	5,672,551

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of IperionX Limited ("IperionX" or "Company") and its consolidated entities ("Consolidated Entity" or "Group") for the year ended June 30, 2023 are stated to assist in a general understanding of the consolidated financial statements.

IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol "IPX", and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol "IPX".

The principal activities of the Group during the year ended June 30, 2023 consisted of the exploration and evaluation of its mineral properties in the United States and the research and development of its associated metals technologies to support an integrated titanium processing operation.

The consolidated financial statements of the Group for the year ended June 30, 2023 were authorised for issue in accordance with a resolution of the Directors on September 15, 2023.

(a)   Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards ("AASs") issued by the Australian Accounting Standards Board ("AASB") and the *Corporations Act 2001*.

The financial report also complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value.

The consolidated financial statements are presented in United States dollars (US$).

Going concern

The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group currently has no source of material operating cash inflows and had net outflows from operating and investing activities of US$21,569,980 for fiscal 2023 (2022: US$15,200,544). At June 30, 2023, the Group has cash and cash equivalents of US$11,937,941 (2022: US$5,672,551).

The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group's current strategic plans to commercialize the Group's titanium metal technologies and develop economically recoverable mineral deposits from the Group's exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group's exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group's titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

Comparative figures

When applicable, certain comparative figures have been adjusted to conform to the current year's presentation. These changes had no impact on the Group's net loss or financial position for the year ended June 30, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2023
(CONTINUED)

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)   New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2022 that are mandatory.

The adoption of the aforementioned standards has no impact on the financial statements of the Company as at June 30, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)   Issued standards and interpretations not early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2023. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
AASB 2021-5 Amendments to Australian Accounting Standards – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023	1 July 2023
AASB 2021-2 Amendments to Australian Accounting Standards – Disclosure of Accounting Policies and Definition of Accounting Estimates	1 January 2023	1 July 2023
AASB 2021-6 Amendments to Australian Accounting Standards – Disclosure of Accounting Policies: Tier 2 and Other Australian Accounting Standards	1 January 2023	1 July 2023
AASB 2022-5 Amendments to Australian Accounting standards – Lease Liability in a Sale and Leaseback	1 January 2024	1 July 2024
AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities as Current or Non-Current	1 January 2024	1 July 2024
AASB 2022-6 Amendments to Australian Accounting Standards – Non-current Liabilities with Covenants	1 January 2024	1 July 2024

(d)   Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Foreign Currencies

(i)   *Functional and presentation currency*

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.

The Company's functional currency is Australian dollars.

The Group's financial statements are presented in United States dollars which is the Group's presentation currency. United States dollars has been chosen as the Group's presentation currency to better reflect the Group's business activities in the United States and to enhance comparability with its industry peer group, the majority of which report in United States dollars.

(ii)   *Transactions and balances*

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(iii)   *Group companies*

The financial results and position of operations whose functional currency is different from the group's presentation currency are translated as follows:
- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the year; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation into the presentation currency are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the year in which the operation is disposed.

(f)   Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

(g)   Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses, applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(h)   Prepayments

Prepayments represent payments in advance of receipt of goods or services. The Group recognises a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. Ther Group's prepayments comprise of certain option payments made to Blacksand Technology, LLC as part of the Group's exclusive option to purchase the assets of Blacksand. Upon exercise of the option, the prepaid amounts will transfer to the capital cost of the asset. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, for example, if purchase of assets of Blacksand is no longer probable, and economic benefits cannot be derived from the prepayment in any other way, such as the absence of the ability to sell the option to another party or obtain a refund, the prepayment will be derecognised.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)   Property, Plant and Equipment

All classes of property, plant and equipment are measured at cost.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment which is depreciated over a period of 5 years.

(j)   Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 *Exploration for and Evaluation of Mineral Resources.*

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group's option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)   the rights to tenure of the area of interest are current; and

(ii)   at least one of the following conditions is also met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a "mine development property".

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset.

(k)   Research and Development Expenditure

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate: (a) the technical feasibility of completing the intangible asset so that the asset will be available for use or sale; (b) its intention to complete and its ability and intention to use or sell the asset; (c) how the asset will generate future economic benefits; (d) the availability of resources to complete the asset; and (e) the ability to measure reliably the expenditure during development. Development costs that do not meet these criteria are expensed as incurred. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)   Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(m)   Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(n)   Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(o)   Income Tax

The income tax expense for the year is the tax payable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(p)   Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)   Earnings per Share

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(r)   Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•   Functional currency (Note 1(e));

•   Impairment of exploration and evaluation assets (Note 7); and

•   Share-based payments (Note 18).

(s)   Operating Segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•   Nature of the products and services,

•   Nature of the production processes,

•   Type or class of customer for the products and services,

•   Methods used to distribute the products or provide the services, and if applicable,

•   Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for "all other segments".

Currently, the Group has only one operating segment.

1.   STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)   Impairment of Non-Financial Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)   Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)   Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)   Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(y) Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

2. INCOME AND EXPENSES

	Note	2023 US$	2022 US$
Finance income			
Interest income		**139,697**	24,042
Net foreign exchange gain		**354,772**	377,003
		494,469	401,045
Finance costs			
Interest expense		**(88,138)**	(45,541)
Other finance costs		**-**	(6,734)
		(88,138)	(52,275)
Other income and expenses			
Other income		**60,470**	-
Loss on derecognition of financial asset		**(250,000)**	-
		(189,530)	-
Depreciation and amortisation			
Amortisation of right-of-use assets	8	**(249,387)**	(119,706)
Depreciation of property, plant and equipment	8	**(177,147)**	(33,728)
		(426,534)	(153,434)
Employee benefits expense			
Wages and salaries		**(4,714,673)**	(2,739,427)
Employee benefits		**(808,717)**	(376,974)
Post-employment benefits		**(134,074)**	(67,496)
Share-based payment expenses		**(2,589,413)**	(8,340,328)
		(8,246,877)	(11,524,225)

3.   INCOME TAX

	2023 US$	2022 US$
Recognised in profit or loss		
Current income tax:		
Current income tax benefit in respect of the current year	-	-
Deferred income tax:		
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-
Reconciliation between tax expense and accounting loss before income tax		
Accounting loss before income tax	(17,444,754)	(21,521,237)
At the Australian income tax rate of 30%	(5,233,426)	(6,456,371)
Effect of lower income tax rate in the United States	488,952	433,351
Expenditure not allowable for income tax purposes	870,584	2,502,099
Exchange differences	5,329	30,731
Adjustments in respect of deferred tax of previous years	(182,314)	174,258
Effect of deferred tax assets not brought to account	4,050,875	3,315,932
Income tax expense reported in profit or loss	-	-
Deferred tax assets and liabilities		
Deferred tax liabilities:		
Right-of-use assets	305,000	121,755
Deferred tax assets used to offset deferred tax liabilities	(305,000)	(121,755)
	-	-
Deferred tax assets:		
Accrued expenditures	139,113	22,500
Provisions	21,956	12,125
Lease liabilities	246,832	132,393
Capital allowances	3,241,541	2,535,077
Tax losses available to offset against future taxable income	5,361,043	2,053,718
Deferred tax assets used to offset deferred tax liabilities	(305,000)	(121,755)
Other deferred tax assets not brought to account [1]	(8,705,485)	(4,634,058)
	-	-

Notes:

[1]   The benefit of deferred tax assets not brought to account will only be subsequently recognised if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

4.   DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2023 (2022: nil).

5.   CASH AND CASH EQUIVALENTS

	2023 US$	2022 US$
Cash at bank and on hand	11,937,941	5,672,551
	11,937,941	5,672,551
Reconciliation of loss before income tax to net cash flows from operations		
Loss for the year	(17,444,754)	(21,521,237)
Adjustment for non-cash income and expense items		
Share-based payments expense	2,589,413	8,340,328
Amortisation of right-of-use assets	249,387	119,706
Depreciation of property, plant and equipment	177,147	33,728
Net foreign exchange loss/(gain)	(354,772)	(377,003)
Loss on derecognition of financial asset	250,000	-
Lease modifications	-	(2,112)
Changes in assets and liabilities		
Increase in receivables and prepayments	(650,067)	(98,797)
(Decrease)/Increase in payables and provisions	(680,748)	1,371,310
Net cash outflow from operating activities	(15,864,394)	(12,134,077)

6.   PREPAYMENTS

	2023 US$	2022 US$
Current		
Other prepayments	588,395	144,183
Total current prepayments	588,395	144,183
Non-current		
Blacksand option prepayments[1]	3,000,000	-
Total non-current prepayments	3,000,000	-
Total prepayments	3,588,395	144,183

Notes:

[1]   At June 30, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC ("Blacksand"). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. The Group can exercise its option any time prior to 31 December 2024 ("Option Period"). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable by January 2023, July 2023, January 2024 and July 2024). These prepayments represents the first two option payments to Blacksand, paid in December 2022 and June 2023. Refer Note 21 for further details.

7. EXPLORATION AND EVALUATION ASSETS

	Titan Project [1] US$
2023	
Carrying amount at July 1, 2022	**2,431,229**
Additions	**627,792**
Carrying amount at June 30, 2023 [2]	**3,059,021**
2022	
Carrying amount at July 1, 2021	504,750
Additions	1,926,479
Carrying amount at June 30, 2022 [2]	2,431,229

Notes:

[1] At June 30, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.

[2] The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

8. PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
2023			
Carrying amount at July 1, 2022	**922,118**	**465,868**	**1,387,986**
Additions	**2,077,794**	**950,537**	**3,028,331**
Depreciation and amortization	**(177,147)**	**(249,387)**	**(426,534)**
Carrying amount at June 30, 2023	**2,822,765**	**1,167,018**	**3,989,783**
- at cost	**3,034,599**	**1,543,876**	**4,578,475**
- accumulated depreciation	**(211,834)**	**(376,858)**	**(588,692)**
2022			
Carrying amount at July 1, 2021	65,858	473,761	539,619
Additions	889,988	140,188	1,030,176
Modifications	-	(28,375)	(28,375)
Depreciation and amortization	(33,728)	(119,706)	(153,434)
Carrying amount at June 30, 2022	922,118	465,868	1,387,986
- at cost	956,805	593,339	1,550,144
- accumulated depreciation	(34,687)	(127,471)	(162,158)

9. TRADE AND OTHER PAYABLES

	2023 US$	2022 US$
Current		
Trade payables	**711,011**	1,677,757
Accruals	**455,241**	196,450
Payroll liabilities	**14,732**	25,141
Total trade and other payables	**1,180,984**	1,899,348

10. LOANS AND BORROWINGS

	2023 US$	2022 US$
Current		
Lease liabilities	**376,655**	128,653
Other loans and borrowings	**5,971**	5,594
Total current loans and borrowings	**382,626**	134,247
Non-current		
Lease liabilities	**567,796**	377,920
Other loans and borrowings	**24,892**	30,863
Total non-current loans and borrowings	**592,688**	408,783
Total loans and borrowings	**975,314**	543,030

(a) Reconciliation

	Balance at July 1, 2022 US$	Additions US$	Repayments US$	Balance at June 30, 2023 US$
Lease liabilities	506,573	950,538	(512,660)	944,451
Other loans and borrowings	36,457	-	(5,594)	30,863
Total loans and borrowings	543,030	950,538	(518,254)	975,314

11. LEASES

The Group leases office premises, vehicles and plant and equipment in the United States.

The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8.

The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 10.

The following are the amounts recognised in profit or loss in respect of leases:

	Note	2023 US$	2022 US$
Amortisation of right-of-use assets	8	(249,387)	(119,706)
Interest expense on lease liabilities		(78,040)	(44,512)
Net amount recognised in profit or loss		(327,427)	(164,218)

12. CONTRIBUTED EQUITY

	Note	2023 US$	2022 US$
Issued capital			
193,493,973 (2022: 140,288,491) fully paid ordinary shares	12(a)	**58,764,248**	29,782,268

(a) Movements in issued capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
2023				
Opening balance at July 1, 2022	**140,288,491**	**19,800,000**	**19,800,000**	**29,782,268**
Issue of shares – share placements	**50,000,000**	-	-	**29,637,300**
Issue of shares – exercise of options	**2,102,363**	-	-	**477,156**
Issue of shares – conversion of RSUs	**200,001**	-	-	**167,487**
Issue of shares – conversion of performance rights	**215,495**	-	-	**216,007**
Issue of shares to consultant	**687,623**	-	-	**350,000**
Share issue costs	-	-	-	**(1,865,970)**
Closing balance at June 30, 2023	**193,493,973**	**19,800,000**	**19,800,000**	**58,764,248**
2022				
Opening balance at July 1, 2021	105,105,787	19,800,000	19,800,000	10,255,369
Issue of shares – share placements	20,000,000	-	-	17,604,000
Issue of shares – exercise of options	15,182,704	-	-	2,353,704
Share issue costs	-	-	-	(430,805)
Closing balance at June 30, 2022	140,288,491	19,800,000	19,800,000	29,782,268

(b) Rights attaching to Ordinary Shares

The rights attaching to fully paid ordinary shares ("Ordinary Shares") arise from a combination of the Company's Constitution, statute and general law:

- *Shares* - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

- *Meetings of Members* - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001.The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

- *Voting* - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

- *Changes to the Constitution* - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

- *Listing Rules* - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

12.   CONTRIBUTED EQUITY (continued)

(c)   Rights attaching to Performance Shares

Performance Shares comprise 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of Hyperion Metals (Australia) Pty Ltd and are issued based upon the following terms and conditions:

- The Performance Shareholders are not entitled to a dividend;
- The Performance Shares are not transferable;
- The Performance Shareholders shall have no right to vote, subject to the Corporations Act;
- The Performance Shares will convert into Ordinary Shares as follows:
  - Each Class A Performance Share will convert into one (1) Ordinary Share upon completion of a positive pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before September 17, 2024 (the "**Pre-Feasibility Study Milestone**");
  - Each Class B Performance Share will convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the "**First Production Milestone**");
  - All Performance Shares shall automatically convert into Ordinary Shares upon the occurrence of certain change of control events; and
  - To the extent that any Performance Shares have not converted into Ordinary Shares by the applicable expiry date, all such Performance Shares for each holder will automatically lapse and be combined into one single Performance Share that will then convert into one single Ordinary Share. If the Class A Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class A Performance Shares will convert into 30 Ordinary Shares. If the Class B Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class B Performance Shares will convert into 30 Ordinary Shares. If neither the Class A Performance Shares nor the Class B Performance Shares have converted into Ordinary Shares by the applicable expiry date, then the 39,600,000 Performance Shares will convert into 60 Ordinary Shares.
- The Ordinary Shares issued on conversion of any Performance Share will rank equally with and confer rights identical with all other Ordinary Shares then on issue and application will be made by the Company to ASX for official quotation of the Ordinary Shares upon the date of conversion.
- The Company shall allot and issue Ordinary Shares immediately upon conversion of the Performance Shares for no consideration and shall record the allotment and issue in the manner required by the Corporations Act.
- The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.

13.   RESERVES

	Note	2023 US$	2022 US$
Share-based payments reserve	13(b)	15,004,052	12,985,856
Foreign currency translation reserve	13(f)	(1,008,244)	(596,331)
		13,995,808	12,389,525

(a) Nature and purpose of reserves

(i)   *Share-based payments reserve*

The share-based payments reserve is used to record the fair value of Unlisted Options, Restricted Stock Units and Performance Rights issued by the Group.

(ii)   *Foreign currency translation reserve*

Exchange differences arising on translation of entities whose functional currency is different to the Group's presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

13.   RESERVES (continued)

(b)   Movements in share-based payments reserve during the year

	Number of Listed Options	Number of Unlisted Options (Note 12(c))	Number of Performance Rights (Note 12(d))	No. of Restricted Stock Units (Note 12(e))	US$
2023					
Opening balance at July 1, 2022	-	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	-	424,372	1,535,000	424,372	-
Grant of options to financial advisor	-	1,000,000	-	-	354,788
Exercise of options	-	(2,237,000)	-	-	(192,511)
Conversion of RSUs	-	-	(329,000)	-	(167,487)
Conversion of performance rights	-	-	-	(200,001)	(216,007)
Issue of shares to a consultant	-	-	-	-	(350,000)
Lapse of employee incentive securities	-	-	(80,000)	-	-
Share-based payment expense	-	-	-	-	2,589,413
Closing balance at June 30, 2023	-	23,011,372	28,746,000	824,371	15,004,052
2022					
Opening balance at July 1, 2021	12,624,214	25,800,000	16,325,000	-	4,738,007
Grant of employee incentive securities	-	600,000	11,295,000	600,000	-
Exercise of options	(12,606,704)	(2,576,000)	-	-	(92,479)
Expiry of options	(17,510)	-	-	-	-
Share-based payment expense	-	-	-	-	8,340,328
Closing balance at June 30, 2022	-	23,824,000	27,620,000	600,000	12,985,856

Notes:
(1)   For details on the valuation of Unlisted Options, Performance Rights and Restricted Stock Units, including models and assumptions used, refer to Note 18 of the financial statements.

(c)   Terms and conditions of Unlisted Options

Unlisted Options granted as share-based payments have the following terms and conditions:

- Each Unlisted Option entitles the holder to the right to subscribe for one Share upon the exercise of each Unlisted Option;
- The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:
    o   2,550,000 Unlisted Options exercisable at A$0.20 each on or before December 31, 2023;
    o   3,975,000 Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
    o   4,000,000 Class A Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
    o   4,000,000 Class B Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
    o   4,612,000 Unlisted Options exercisable at A$0.25 each on or before December 31, 2023;
    o   975,000 Unlisted Options exercisable at A$0.45 each on or before December 31, 2023;
    o   875,000 Unlisted Options exercisable at A$0.55 each on or before December 31, 2023;
    o   424,372 Unlisted Options exercisable at A$0.87 each on or before December 5, 2026;
    o   1,000,000 Unlisted Options exercisable at A$1.10 each on or before September 14, 2025; and
    o   600,000 Unlisted Options exercisable at A$1.33 each on or before September 9, 2025.
- The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
- Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;
- Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;
- If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
- No application for quotation of the Unlisted Options will be made by the Company.

14.   RESERVES (continued)

(d)   Terms and conditions of Performance Rights

Performance Rights granted as share-based payments have the following terms and conditions:

- Each Performance Right automatically converts into one Share upon vesting of the Performance Right;

- Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

- The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
    - 6,101,665 Performance Rights that vest upon achieving a 30-day VWAP of A$2.00 per share (175,000 expiring April 23, 2024, 25,000 expiring December 22, 2024, 150,000 expiring March 1, 2026, 5,701,665 expiring April 23, 2026, and 50,000 expiring December 22, 2026);
    - 7,661,667 Performance Rights that vest upon achieving a 30-day VWAP of A$3.00 per share (275,000 expiring April 23, 2024, 25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,111,667 expiring April 23, 2026, and 100,000 expiring December 22, 2026);
    - 12,746,668 Performance Rights that vest upon achieving a 30-day VWAP of A$4.00 per share (125,000 Performance Rights expiring April 23, 2024, 1,000,000 Performance Rights expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,246,668 expiring April 23, 2026, and 175,000 expiring December 22, 2026); and
    - 2,236,000 Performance Rights that vest upon achieving various (non-market based) performance conditions (1,000,000 expiring April 6, 2025, 261,000 expiring December 22, 2025, 55,000 expiring December 31, 2025, 200,000 expiring April 23, 2026, 265,000 expiring December 22, 2026, 55,000 expiring December 31, 2026, and 400,000 expiring January 31, 2027).

- Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;

- If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

- No application for quotation of the Performance Rights will be made by the Company; and

- Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)   Terms and conditions of Restricted Stock Units

Restricted stock units ("RSUs") granted as share-based payments have the following terms and conditions:

- Each RSU automatically converts into one Share upon vesting of the RSU;

- Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;

- The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:
    - 399,999 RSUs that vest upon achieving various service-based conditions, expiring September 9, 2025; and
    - 424,372 RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026.

- Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;

- If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

- No application for quotation of the RSUs will be made by the Company; and

- Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.

13. RESERVES (continued)

(f) Movements in foreign currency translation reserve during the year

	2023 US$	2022 US$
Balance at start of year	(596,331)	(2,419)
Exchange differences arising on translation into presentation currency	(411,913)	(593,912)
Balance at June 30	(1,008,244)	(596,331)

14. ACCUMULATED LOSSES

	2023 US$	2022 US$
Balance at start of year	(34,752,074)	(13,230,837)
Net loss for the year	(17,444,754)	(21,521,237)
Balance at June 30	(52,196,828)	(34,752,074)

15. LOSS PER SHARE

	2023 US$	2022 US$
Basic loss per share	(0.11)	(0.16)
Diluted loss per share	(0.11)	(0.16)

The following reflects the income and share data used in the calculations of basic earnings per share:

	2023 US$	2022 US$
Net loss	(17,444,754)	(21,521,237)
Net loss used in calculating basic and dilutive earnings per share	(17,444,754)	(21,521,237)

	Number of Ordinary Shares 2023	Number of Ordinary Shares 2022
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	168,029,357	134,609,413

(a) Anti-Dilutive Securities

As at June 30, 2023, 23,011,372 Unlisted Options, 28,746,000 Performance Rights, 824,371 Restricted Stock Units and 39,600,000 Performance Shares, which together represent 92,181,743 potential Ordinary Shares (2022: 91,644,000), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.

(b) Conversions, Calls, Subscriptions or Issues after June 30, 2023

Subsequent to June 30, 2023, the Company has:

- issued 1,225,000 ordinary shares pursuant to the exercise of unlisted options;

- issued 50,000 performance rights to employees of the Group; and

- cancelled 80,000 performance rights upon forfeiture.

Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

16.   RELATED PARTIES

(a)   Subsidiaries

	Country of Incorporation	Equity Interest	
		2023 %	2022 %
Hyperion Metals (Australia) Pty Ltd	Australia	100	100
IperionX Critical Minerals LLC	United States	100	100
IperionX Technology LLC	United States	100	100
IperionX Inc.	United States	100	100
Calatos Pty Ltd LLC	United States	100	100

(b)   Ultimate Parent

IperionX Limited is the ultimate parent of the Group.

(c)   Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2023 US$	2022 US$
Short-term employee benefits	**2,109,813**	1,503,275
Post-employment benefits	**47,502**	25,114
Share-based payments	**1,650,382**	7,146,121
Total compensation	**3,807,697**	8,674,510

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2023 (2022: nil).

(d)   Other transactions with Related Parties

Performance Industries, Inc., a company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$145,055 during the 2023 financial year for the provision engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm's length basis.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

17.   PARENT ENTITY DISCLOSURES

	2023 US$	2022 US$
(a) Financial Position		
Assets		
Current Assets	**11,412,933**	5,516,069
Non-Current Assets	**9,772,836**	2,814,470
Total Assets	**21,185,769**	8,330,539
Liabilities		
Current Liabilities	**622,541**	910,820
Total Liabilities	**622,541**	910,820
Equity		
Contributed equity	**58,764,248**	32,887,506
Reserves	**12,392,538**	11,844,139
Accumulated losses	**(50,593,558)**	(37,311,926)
Total Equity	**20,563,228**	7,419,719
(b) Financial Performance		
Loss for the year	**(11,811,835)**	(19,987,822)
Other comprehensive (loss)	**(1,469,797)**	(2,127,327)
Total comprehensive loss	**(13,281,632)**	(22,115,149)

(c)   Other

No guarantees have been entered into by the parent entity in relation to its subsidiaries.

Refer to Note 22 for details of contingent assets and liabilities.

18.   SHARE-BASED PAYMENTS

(a)   Recognised share-based payment expense

From time to time, the Group grants ordinary shares ("Shares"), unlisted options ("Options"), performance rights ("Rights"), and restricted stock units ("RSUs") to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares, Options, Rights, and RSUs granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During fiscal 2023 and fiscal 2022, the following equity-settled share-based payments have been recognised:

	2023 US$	2022 US$
Expense arising from staff remuneration arrangements	**(2,589,413)**	(8,340,328)
Total expense arising from equity-settled share-based payment transactions	**(2,589,413)**	(8,340,328)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2023
(CONTINUED)

18.   SHARE-BASED PAYMENTS (continued)

(b)   Summary of securities granted as share-based payments

The following table illustrates the number and weighted average exercise prices ("WAEP") of Options, Rights, and RSUs granted as share-based payments at the beginning and end of the financial year:

	2023 Number	2023 WAEP	2022 Number	2022 WAEP
Outstanding at beginning of year	52,044,000	A$0.12	54,749,214	A$0.19
Options granted during the year	1,424,372	A$1.03	600,000	A$1.33
Rights granted during the year	1,535,000	-	11,295,000	-
RSUs granted during the year	424,372	-	600,000	-
Listed Options exercised during the year	-	-	(12,606,704)	(A$0.20)
Options exercised during the year	(2,237,000)	(A$0.26)	(2,576,000)	(A$0.22)
Rights converted during the year	(329,000)	-	-	-
RSUs converted during the year	(200,001)	-	-	-
Listed Options expired during the year	-	-	(17,510)	(A$0.20)
Rights lapsed during the year	(80,000)	-	-	-
Outstanding at end of year	52,581,743	(A$0.14)	52,044,000	A$0.12

The following Options, Rights and RSUs were granted as share-based payments during fiscal 2023 and fiscal 2022:

2023	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	1,000,000	14-Sep-22	14-Sep-25	A$1.10	-	$0.519
Series 2	Options	424,372	25-Nov-22	05-Dec-26	A$0.87	-	$0.424
Series 3	RSUs	424,372	25-Nov-22	05-Dec-26	-	-	$0.740
Series 4	Rights	400,000	8-Aug-22	23-Apr-26	-	A$3.00	$0.354
Series 5	Rights	400,000	8-Aug-22	23-Apr-26	-	A$4.00	$0.293
Series 6	Rights	200,000	8-Aug-22	23-Apr-26	-	-	$0.675
Series 7	Rights	10,000	6-Sep-22	23-Apr-26	-	A$2.00	$0.617
Series 8	Rights	15,000	6-Sep-22	23-Apr-26	-	A$3.00	$0.496
Series 9	Rights	35,000	6-Sep-22	23-Apr-26	-	A$4.00	$0.428
Series 10	Rights	10,000	6-Jun-22	23-Apr-26	-	A$2.00	$0.556
Series 11	Rights	15,000	6-Jun-22	23-Apr-26	-	A$3.00	$0.460
Series 12	Rights	20,000	6-Jun-22	23-Apr-26	-	A$4.00	$0.390
Series 13	Rights	10,000	8-Jun-22	31-Dec-24	-	-	$0.780
Series 14	Rights	10,000	8-Jun-22	31-Dec-25	-	-	$0.780
Series 15	Rights	10,000	8-Jun-22	31-Dec-26	-	-	$0.780
Series 16	Shares	687,623	20-Dec-22	-	-	-	$0.775
Series 17	Rights	400,000	1-Feb-23	31-Jan-27	-	-	$0.880
Series 18	Rights	25,000	16-Mar-23	23-Apr-26	-	A$3.00	$0.286
Series 19	Rights	25,000	16-Mar-23	23-Apr-26	-	A$4.00	$0.219
Series 20	Rights	175,000	1-Apr-23	23-Apr-26	-	A$3.00	$0.321
Series 21	Rights	175,000	1-Apr-23	23-Apr-26	-	A$4.00	$0.247

2022	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	200,000	19-Jul-21	22-Dec-24	-	-	$0.930
Series 2	Rights	200,000	19-Jul-21	22-Dec-25	-	-	$0.930
Series 3	Rights	200,000	19-Jul-21	22-Dec-26	-	-	$0.930
Series 4	Rights	25,000	19-Jul-21	23-Apr-26	-	$4.00	$0.710
Series 5	Rights	25,000	19-Jul-21	23-Apr-24	-	$2.00	$0.699
Series 6	Rights	25,000	19-Jul-21	23-Apr-24	-	$3.00	$0.591
Series 7	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$3.00	$1.195
Series 8	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$4.00	$1.131
Series 9	RSUs	600,000	13-Sep-21	09-Sep-25	-	-	$1.170
Series 10	Options	600,000	13-Sep-21	09-Sep-25	$1.33	-	$0.775
Series 11	Rights	4,000	11-Oct-21	22-Dec-24	-	-	$1.100
Series 12	Rights	6,000	11-Oct-21	22-Dec-25	-	-	$1.100
Series 13	Rights	10,000	11-Oct-21	22-Dec-26	-	-	$1.100
Series 14	Rights	40,000	12-Oct-21	22-Dec-24	-	-	$1.070
Series 15	Rights	40,000	12-Oct-21	22-Dec-25	-	-	$1.070
Series 16	Rights	40,000	12-Oct-21	22-Dec-26	-	-	$1.070
Series 17	Rights	225,000	14-Oct-21	23-Apr-26	-	$4.00	$0.801
Series 18	Rights	25,000	14-Oct-21	23-Apr-24	-	$2.00	$0.790
Series 19	Rights	125,000	14-Oct-21	23-Apr-24	-	$3.00	$0.663
Series 20	Rights	15,000	08-Nov-21	22-Dec-24	-	-	$0.955

18.   SHARE-BASED PAYMENTS (continued)

(b)   Summary of securities granted as share-based payments (continued)

2022	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 21	Rights	15,000	08-Nov-21	22-Dec-25	-	-	$0.955
Series 22	Rights	15,000	08-Nov-21	22-Dec-26	-	-	$0.955
Series 23	Rights	30,000	15-Nov-21	31-Dec-24	-	-	$0.990
Series 24	Rights	30,000	15-Nov-21	31-Dec-25	-	-	$0.990
Series 25	Rights	30,000	15-Nov-21	31-Dec-26	-	-	$0.990
Series 26	Rights	3,500,000	25-Nov-21	23-Apr-26	-	$4.00	$0.644
Series 27	Rights	250,000	06-Dec-21	23-Apr-26	-	$2.00	$0.703
Series 28	Rights	250,000	06-Dec-21	23-Apr-26	-	$3.00	$0.642
Series 29	Rights	500,000	06-Dec-21	23-Apr-26	-	$4.00	$0.594
Series 30	Rights	50,000	15-Dec-21	22-Dec-26	-	-	$0.752
Series 31	Rights	314,998	15-Dec-21	23-Apr-26	-	$2.00	$0.728
Series 32	Rights	100,000	15-Dec-21	22-Dec-26	-	-	$0.700
Series 33	Rights	315,001	15-Dec-21	23-Apr-26	-	$3.00	$0.665
Series 34	Rights	150,000	15-Dec-21	22-Dec-26	-	-	$0.658
Series 35	Rights	325,001	15-Dec-21	23-Apr-26	-	$4.00	$0.616
Series 36	Rights	30,000	01-Jan-22	31-Dec-24	-	-	$0.910
Series 37	Rights	30,000	01-Jan-22	31-Dec-25	-	-	$0.910
Series 38	Rights	30,000	01-Jan-22	31-Dec-26	-	-	$0.910
Series 39	Rights	50,000	01-Jan-22	22-Dec-25	-	$4.00	$0.634
Series 40	Rights	25,000	31-Jan-22	22-Dec-26	-	$4.00	$0.695
Series 41	Rights	25,000	31-Jan-22	22-Dec-24	-	$2.00	$0.684
Series 42	Rights	25,000	31-Jan-22	22-Dec-25	-	$3.00	$0.677
Series 43	Rights	1,000,000	29-Mar-22	06-Apr-25	-	-	$1.235
Series 44	Rights	1,000,000	29-Mar-22	06-Apr-25	-	$4.00	$0.840

(c) Weighted Average Remaining Contractual Life

At June 30, 2023, the weighted average remaining contractual life of Unlisted Options, Performance Rights and Restricted Stock Units on issue that had been granted as share-based payments was 2.27 years (2022: 3.17 years).

(d)   Weighted Average Fair Value

The weighted average fair value of Unlisted Options, Performance Rights and Restricted Stock Units granted as share-based payments by the Group during the year ended June 30, 2023 was A$0.51 (2022: A$0.85).

(e)   Range of Exercise Prices

At June 30, 2023, the range of exercise prices of Unlisted Options on issue that had been granted as share-based payments was A$0.20 to A$1.33 (2022: A$0.20 to A$0.1.33).

(f)   Option, Right and RSU Pricing Models

The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted.

The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted.

The fair value of granted RSUs and Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price.

18.   SHARE-BASED PAYMENTS (continued)

(f)   Option, Right and RSU Pricing Models (continued)

The tables below list the inputs to the valuation models used for Options, Rights, and RSUs granted by the Group during fiscal 2023 and fiscal 2022:

	2023			**2022**		
	Options	**RSUs and Rights that don't have market-based vesting conditions**	**Rights that have market-based vesting conditions**	**Options**	**RSUs and Rights that don't have market-based vesting conditions**	**Rights that have market-based vesting conditions**
Fair value at grant date (weighted average)	**A$0.491**	**A$0.782**	**A$0.322**	A$0.775	A$1.115	A$0.784
Share price at grant date (weighted average)	**A$0.880**	**A$0.927**	**A$0.708**	A$1.170	A$1.115	A$1.022
Vesting hurdle (30-day VWAP) (weighted average)	-	-	**A$3.49**	-	-	A$3.65
Exercise price (weighted average)	**A$1.03**	-	-	A$1.33	-	-
Expected life (weighted average) [1]	**3.31 years**	**4.42 years**	**3.51 years**	3.99 years	3.74 years	4.28 years
Risk-free interest rate (weighted average)	**3.310%**	-	**2.965%**	0.175%	-	1.317%
Expected volatility (weighted average) [2]	**87%**	-	**78%**	100%	-	100%
Expected dividend yield [3]	-	-	-	-	-	-

Notes:
[1]   The expected life is based on the expiry date of the options or rights.
[2]   The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]   The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

19.   AUDITORS' REMUNERATION

	2023 US$	**2022 US$**
PwC and related network firms:		
Audit or review of financial reports – Group	**386,587**	561,970
Other services	**-**	-
	386,587	561,970

20.   SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and evaluation of mineral properties in the U.S. and research and development of associated metals technologies to support an integrated titanium processing operation.

(a)   Reconciliation of non-current assets by geographical location

	2023 US$	**2022 US$**
United States of America	**10,048,804**	3,819,215
	10,048,804	3,819,215

21. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)   Overview

The Group's principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings, and lease liabilities. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)   Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables, and other financial assets.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

	Note	2023 US$	2022 US$
Cash and cash equivalents	5	**11,937,941**	5,672,551
Trade and other receivables		**228,395**	22,540
Other financial assets		**-**	250,000
		12,166,336	5,945,091

With respect to credit risk arising from cash and cash equivalents, the Group's exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. At June 30, 2023 none of the Group's receivables are past due.

(c)   Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2023, the Group had sufficient liquid assets to meet its financial obligations.

The Group had no financial covenants during the 2023 and 2022 financial periods, as the Group's lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

21.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c) Liquidity Risk (continued)

	≤1 year US$	1-5 years US$	≥5 years US$	Total contractual cash flows US$	Carrying amount of liabilities US$
2023					
Financial liabilities					
Trade and other payables	1,180,984	-	-	1,180,984	1,180,984
Lease liabilities	376,655	613,773	-	990,427	943,035
Other loans and borrowings	5,970	27,988	-	33,958	30,862
	1,563,609	641,761	-	2,205,370	2,154,881
2022					
Financial liabilities					
Trade and other payables	1,899,348	-	-	1,899,348	1,899,348
Lease liabilities	167,619	421,142	-	588,761	506,573
Other loans and borrowings	7,811	31,242	4,556	43,609	36,457
	2,074,778	452,384	4,556	2,531,718	2,442,378

(d)   Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	Note	2023 US$	2022 US$
Interest-bearing financial instruments			
Cash at bank and on hand	5	11,937,941	5,672,551
		11,937,941	5,672,551

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 3.09% (2022: 0.31%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 0.5% (50 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 0.5% (50 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or loss		Equity	
	+0.5% US$	-0.5% US$	+0.5% US$	-0.5% US$
2023				
Cash and cash equivalents	59,690	(59,690)	59,690	(59,690)
2022				
Cash and cash equivalents	28,363	(28,363)	28,363	(28,363)

21.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e)   Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

The Group's exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.

The Company's functional currency is Australian dollars. The financial statements are presented in United States dollars which is the Group's presentation currency.

The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.

It is the Group's policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At the reporting date, the Group's exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2023 US$ Equivalent	2022 US$ Equivalent
Financial assets		
Cash and cash equivalents	**8,498,094**	2,040,266
Financial liabilities		
Trade and other payables	**(171,559)**	(438,282)
Net exposure	**8,326,535**	1,601,984

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the $A, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity	
	+10% US$	-10% US$	+10% US$	-10% US$
2023				
Group	**832,653**	**(832,653)**	**832,653**	**(832,653)**
2022				
Group	160,198	(160,198)	160,198	(160,198)

(f)   Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in the exploration and evaluation of its mineral properties in the U.S. and the research and development of its associated metals technologies, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

21.   FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(g)   Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year.

(h)   Fair Value

The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the consolidated financial statements.

22.   CONTINGENT ASSETS AND LIABILITIES

Titan Project

At June 30, 2023, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 10,618 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand

At June 30, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC ("Blacksand"). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 ("Option Period"). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable in each of January 2023, July 2023, January 2024 and July 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang's name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

23.   EVENTS SUBSEQUENT TO BALANCE DATE

As at the date of this report there are no other matters or circumstances which have arisen since June 30, 2023 that have significantly affected or may significantly affect:

- the operations, in financial years subsequent to June 30, 2023, of the Group;
- the results of those operations, in financial years subsequent to June 30, 2023, of the Group; or
- the state of affairs, in financial years subsequent to June 30, 2023, of the Group.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of IperionX Limited:

1. In the opinion of the directors:

    (a) the attached financial statements, notes and the additional disclosures included in the directors' report designated as audited, are in accordance with the Corporations Act 2001, including:

        (i)   compliance with accounting standards and Corporations Regulations 2001; and

        (ii) giving a true and fair view of the consolidated entity's financial position as at June 30, 2023 and of its performance for the financial year ended on that date; and

    (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. The attached financial statements are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, as stated in note 1 to the financial statements.

3. The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2023.

On behalf of the Board

ANASTASIOS ARIMA
CEO and Managing Director

September 18, 2023



Independent auditor's report

To the members of IperionX Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of IperionX Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

(a)   giving a true and fair view of the Group's financial position as of 30 June 2023 and of its financial performance for the year then ended

(b)   complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited
The Group financial report comprises:

- the consolidated statement of financial position as of 30 June 2023
- the consolidated statement of profit or loss and other comprehensive income for the year then ended
- the consolidated statement of changes in equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional & Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999

Liability limited by a scheme approved under Professional Standards Legislation.



Material uncertainty related to going concern

We draw attention to Note 1(a) in the financial report, which indicates that the Group has no source of material operating cash inflows, had net outflows from operating and investing activities of $21,569,980 during the year ended 30 June 2023, and the ongoing operation of the Group is dependent upon raising additional funding from shareholders or other parties. These conditions, along with other matters set forth in Note 1(a), indicate that a material uncertainty exists that may cast significant doubt about the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.



Materiality	Audit scope	Key audit matters
• For the purpose of our audit we used overall Group materiality of $0.88 million, which represents approximately 5% of the Group's loss before tax. • We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing, and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.	• Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.	• Amongst other relevant topics, we communicated the following key audit matters to the Audit Committee: – Blacksand option prepayments • This matter is further described in the Key audit matters section of our report.



INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF IPERIONX LIMITED
(CONTINUED)

pwc

- We chose Group loss before tax because, in our view, it is the benchmark against which the performance of the Group is most commonly measured.
- We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context.

In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter described below to the be the key audit matter to be communicated in our report.

Key audit matter	*How our audit addressed the key audit matter*
Blacksand option prepayments *(Refer to note 6)* As at 30 June 2023, the Group had an exclusive option (the "option") to purchase certain assets of Blacksand Technology LLC ("Blacksand"). During the year ended 30 June 2023, the Group made the first two option payments in relation to this agreement, resulting in the recognition of a US$3m prepayment. The accounting for the acquisition was a key audit matter because it was a significant transaction for the year given the financial impacts on the Group and the complexity of the accounting considerations in relation to the agreement.	We performed the following procedures, amongst others: • Evaluated the Group's accounting treatment for the option with reference to the requirements of Australian Accounting Standards and the underlying option agreements, including; • consideration as to whether the option gives the Group control over Blacksand • appropriateness of the determination that the option payments reflect a prepayment • Agreed the option payments made in January 2023 and June 2023 to supporting evidence • Evaluated the Group's assessment of whether there were any indicators of impairment related to the prepayment • Considered the appropriateness of disclosures made in the financial report with reference to the requirements of Australian Accounting Standards.



Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2023, but does not include the financial report and our auditor's report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at:
https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor's report.



Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 15 to 21 of the directors' report for the year ended 30 June 2023.

In our opinion, the remuneration report of IperionX Limited for the year ended 30 June 2023 complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of *the Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Pricewaterhouse Coopers.

PricewaterhouseCoopers

Craig Heatley
Partner

Perth
18 September 2023

MINERAL RESOURCES STATEMENT

Summary of Mineral Resources

The Company's Mineral Resources as at June 30, 2023 and 2022, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Titan Project Mineral Resources					THM assemblage				
Mineral Resource Category	Cut off Grade (THM %)	Material Tonnes (Mt)	THM Grade (%)	THM Tonnes (Mt)	Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)	Staurolite (%)
As at June 30, 2023									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**
As at June 30, 2022									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

Annual Review of Mineral Resources

As a result of the annual review of the Company's Mineral Resources, there has been no change to the Mineral Resources reported for the Titan Project.

Governance of Mineral Resources

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including the project's size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.

The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.

Competent Person Statement

The information in this Mineral Resources Statement that relates to Mineral Resources is based on, and fairly represents, information and supporting documentation compiled by Mr. Adam Karst, P.G., who is a Competent Person. Mr. Karst is an independent consultant to IperionX Limited. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Karst approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

CORPORATE GOVERNANCE

IperionX Limited (**IperionX** or **Company**) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board of IperionX has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company.

These documents are available in the Corporate Governance section of the Company's website, www.iperionx.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

The Company's Corporate Governance Statement 2023, which explains how IperionX complies with the ASX Corporate Governance Council's 'Corporate Governance Principles and Recommendations – 4th Edition' in relation to the year ended June 30, 2023, is available in the Corporate Governance section of the Company's website, www.IperionX.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX. Since the Company listed in June 2022, it must also comply with the rules and laws applicable to a Foreign Private Issuer in the United States. The sources of these rules and laws are principally the US Securities and Exchange Commission and Nasdaq.

In addition to the ASX Corporate Governance Council's 'Corporate Governance Principles and Recommendations – 4th Edition' and applicable U.S. rules, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:

- relatively simple operations of the Company, which currently only undertakes exploration and evaluation of its mineral properties in the United States and research and development of its associated metals technologies;

- cost versus benefit of additional corporate governance requirements or processes;

- size of the Board;

- Board's experience in the manufacturing and mineral resources sectors;

- organisational reporting structure and number of reporting functions, operational divisions and employees;

- financial affairs with limited complexity and quantum;

- relatively small market capitalisation of the entity; and

- direct shareholder feedback.

ASX ADDITIONAL INFORMATION

The shareholder information set out below was applicable as at 31 August 2023.

1.   TWENTY LARGEST HOLDERS OF LISTED SECURITIES

The names of the twenty largest holders of listed securities are listed below:

Name	No of Ordinary Shares Held	Percentage of Issued Shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	76,476,989	39.80%
BNP PARIBAS NOMINEES PTY LTD ACF CLEARSTREAM	12,757,234	6.64%
CITICORP NOMINEES PTY LIMITED	8,888,414	4.63%
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	5,658,513	2.94%
MOSHOS FAMILY INVESTMENTS PTY LTD <MOSHOS FAMILY A/C>	3,312,500	1.72%
ARREDO PTY LTD	3,312,500	1.72%
BNP PARIBAS NOMS PTY LTD <DRP>	3,070,106	1.60%
M D H PTY LTD	3,005,000	1.56%
MR LAMONT EDWIN LEATHERMAN	2,252,500	1.17%
BNP PARIBAS NOMINEES PTY LTD HUB24 CUSTODIAL SERV LTD <DRP A/C>	2,181,024	1.14%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	2,118,765	1.10%
PETER CROKE HOLDINGS PTY LTD	1,900,000	0.99%
DAVIS INVESTMENT HOLDINGS LLC	1,850,000	0.96%
NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	1,798,678	0.94%
DS SHARES PTY LTD <DS SHARES INVESTMENT A/C>	1,474,420	0.77%
PUNTERO PTY LTD	1,408,000	0.73%
VERVE INVESTMENTS PTY LTD	1,375,000	0.72%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	1,302,061	0.68%
MR SCOTT SPARKS	1,060,000	0.55%
MR RAYMOND NIMROD <HUDSON KOI TRUST A/C>	1,060,000	0.55%
Total top 20 holders	**136,261,704**	**70.91%**
Other holders	54,669,646	29.09%
Total issued capital	**190,931,350**	**100.00%**

2.   DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of holders by size of holding:

Distribution	Number of Shareholders	Number of Shares
1 – 1,000	276	163,436
1,001 – 5,000	424	1,229,892
5,001 – 10,000	196	1,617,317
10,001 – 100,000	503	18,798,692
More than 100,000	143	170,347,013
Totals	**1,542**	**192,156,350**

There were 70 holders of less than a marketable parcel of ordinary shares.

ASX ADDITIONAL INFORMATION (Continued)

3. VOTING RIGHTS

See Note 12(b) of the notes to the consolidated financial statements.

4. SUBSTANTIAL SHAREHOLDERS

Substantial shareholder notices have been received from the following:

Substantial Shareholder	Number of Shares
The Bank of New York Mellon Corporation (ADR program)	27,071,540
FIL Limited	18,974,648
FMR LLC	16,789,000
DITM Holdings Pty Ltd	16,579,717
B. Riley Financial, Inc.	9,000,000

5. ON-MARKET BUY BACK

There is currently no on-market buyback program for any of IperionX Limited's listed securities.

6. UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at 31 August 2023, not issued or acquired under an employee incentive scheme, are listed below:

Holder	Unlisted Performance Rights expiring April 23, 2026	Options exercisable at A$0.25, expiring December 31, 2023	Unlisted Options exercisable at A$0.55, expiring December 31, 2023	Unlisted Options exercisable at A$0.45, expiring December 31, 2023	Unlisted Options exercisable at A$0.20, expiring December 31, 2023
Moshos Family Investments Pty Ltd	6,000,000	1,000,000	-	-	-
DITM Holdings Pty Ltd	3,500,000	-	875,000	875,000	-
Yardie (WA) Pty Ltd	-	-	-	-	625,000
Mr Carl Coward	-	-	-	-	450,000
Others (less than 20%)	-	3,612,000	-	-	250,000
Total	9,500,000	4,612,000	875,000	875,000	1,325,000
Total holders	*2*	*7*	*1*	*1*	*4*

Holder	Unlisted Performance Rights expiring March 1, 2026	Unlisted Options exercisable at A$1.33, expiring September 9, 2025	Unlisted Restricted Stock Units, expiring September 9, 2025	Unlisted Options exercisable at A$0.87, expiring December 5, 2026	Unlisted Restricted Stock Units, expiring December 5, 2026
Nalaroo Holdings Pty Ltd	450,000	-	-	106,093	106,093
Lorraine Martin	-	200,000	133,333	106,093	106,093
Melissa Waller	-	200,000	133,333	106,093	106,093
Beverly Wyse	-	200,000	133,333	106,093	106,093
Total	450,000	600,000	399,999	424,372	424,372
Total holders	*1*	*3*	*3*	*4*	*4*

ASX ADDITIONAL INFORMATION (Continued)

7. EXPLORATION INTERESTS

Titan Project

At June 30, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.

Milford Project

Tenement	Location	Interest
ML-001 to ML-100, ML-051a	Utah, USA	100%
Total number of claims	*101*	

8. COMPETENT PERSON STATEMENT

The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX's ASX Announcement dated June 30, 2022 ("Original ASX Announcement") which is available to view at IperionX's website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons' findings are presented in this report have not been materially changed from the Original ASX Announcement.

9. FORWARD LOOKING STATEMENTS

This report may include forward-looking statements. These forward-looking statements are based on IperionX's expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of IperionX, which could cause actual results to differ materially from such statements. IperionX makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.

IPERIONX